FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 20, 2003, Series 2003-12	333-105982

Name of Person Filing the Document
(If Other than the Registrant)

03038464

NOV 21 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 26, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By:____________________
Name: Jule J. Keen
Title: EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Series Term Sheets	P*

---

* The Series Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.

AMERIQUEST®
MORTGAGE COMPANY

$118,395,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-12

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Seller and Master Servicer)

RBS Greenwich Capital

citigroup

November 12, 2003

TERM SHEET DATED November 12, 2003

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-12
$118,395,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size	Type	Collateral Group	WAL (yrs)	Principal Payment Window (mos)	Pmt Delay (days)	Interest Accrual Basis	Expected Maturity	Expected Ratings S&P / M / F
AV-1	$504,105,000	FLOAT	I			* Not Offered *			AAA / Aaa / AAA
AV-2	$74,123,000	FLOAT	II	2.91	1-99	0	Act/360	Nov 2033	AAA / Aaa / AAA
AF	$44,272,000	FIXED	III	3.52	1-99	24	30/360	Nov 2033	AAA / Aaa / AAA
S*	$131,400,000	IO	I	N/A	N/A	24	30/360	June 2006	AAA / Aaa / AAA
M-1	$45,000,000	FLOAT	All						AA / Aa2 / AA
M-2	$35,625,000	FLOAT	All						A / A2 / A
M-3	$9,375,000	FLOAT	All			* Not Offered *			A- / A3 / A-
M-4	$9,375,000	FLOAT	All						BBB+ / Baa1 / BBB+
M-5	$7,875,000	FLOAT	All						BBB / Baa2 / BBB
M-6	$7,500,000	FLOAT	All						BBB- / Baa3 / BBB-

Pricing Speed

Fixed-rate Mortgage Loans	**100% PPC**: 4% CPR growing to 20% CPR over 12 months
Adjustable-rate Mortgage Loans	**27% CPR**

*Class S Notional Schedule

*Class S pays a 5.00% coupon subject to its Net WAC Pass-Through Rate. The Class S notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in loan group I and any amount remaining in the Group I Pre-Funding Account and (ii) the Class S schedule described below.

Month	Class S Schedule
1 - 6	$131,400,000
7 – 12	$104,000,000
13 – 18	$80,400,000
19 – 24	$56,800,000
25 – 30	$35,300,000
31 and thereafter	$0

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Transaction Overview

Offered Certificates:	Approximately $74,123,000 senior floating-rate Class AV-2 Certificates, approximately $44,272,000 senior fixed-rate Class AF Certificates and approximately $131,400,000 notional amount, senior fixed-rate interest-only Class S Certificates. The Class S Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans that conform to Fannie Mae guidelines ("Group I Mortgage Loans"). The Class AV-2 Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group II Mortgage Loans"). The Class AF Certificates are backed by fixed-rate first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group III Mortgage Loans").
Non-Offered Certificates:	Approximately $504,105,000 senior floating-rate Class AV-1 Certificates (together with the Class AV-2 Certificates, the "Class AV Certificates") and approximately $114,750,000 mezzanine floating-rate Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates. The Class AV-1 Certificates are the Group I Mortgage Loans. The Class M Certificates are backed by all of the mortgage loans.
Collateral:	As of December 1, 2003, the initial mortgage loans will consist of approximately 3,632 adjustable-rate and fixed-rate, first lien, closed-end mortgage loans (the "Initial Mortgage Loans") with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Initial Mortgage Loans is approximately $562,498,833 as of the Cut-off Date. The Initial Mortgage Loans will be separated into three groups. The Group I Initial Mortgage Loans will represent approximately 3,239 adjustable-rate and fixed-rate mortgage loans, with original principal balances that conform to Fannie Mae guidelines, totaling $455,515,849. The Group II Initial Mortgage Loans will represent approximately 164 adjustable-rate and fixed-rate mortgage loans, with principal balances that may or may not conform to Fannie Mae guidelines, totaling $66,978,872. The Group III Initial Mortgage Loans will represent approximately 229 fixed-rate mortgage loans, with principal balances that may or may not conform to Fannie Mae guidelines, totaling $40,004,112. In addition, on the Closing Date, the Trustee will deposit approximately $187,501,167 from the sale proceeds of the Certificates into the Group I Pre-Funding Account, Group II Pre-Funding Account and Group III Pre-Funding Account (collectively, the "Pre-Funding Accounts").
Pre-Funding Accounts:	The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase additional fixed-rate and adjustable-rate mortgage loans (the "Subsequent Mortgage Loans") during the period from the Closing Date up to and including March 3, 2004 (the "Funding Period"). The Initial Mortgage Loans and the Subsequent Mortgage Loans (collectively, the "Mortgage Loans") will represent approximately $187,501,167. Any amounts remaining in the Pre-Funding Accounts after March 3, 2004 will be distributed on the next Distribution Date to the holders of the related Class A Certificates, as applicable.
Class A Certificates:	Class AV-1, Class AV-2 and Class AF Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates.
Class S Certificates:	Class S Certificates.
Depositor:	Ameriquest Mortgage Securities Inc.
Seller and Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Co-Lead Underwriters:	Greenwich Capital Markets, Inc. and Citigroup Global Markets, Inc.
Co-Managers:	Deutsche Bank Securities Inc. and Banc of America Securities, LLC.

Transaction Overview

Cut-off Date:	December 1, 2003.
Expected Pricing:	On or about November 15, 2003.
Expected Closing Date:	On or about December 5, 2003.
Record Date:	For the Class AV-1, Class AV-2 and Class M Certificates: The business day immediately preceding the Distribution Date. For the Class AF and Class S Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in January 2004.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including January 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	Class AV-1, Class AV-2 and Class M Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. Class AF and Class S Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months.
Accrued Interest:	The price to be paid by investors for the Class AF and Class S Certificates will include accrued interest from December 1, 2003, up to, but not including, the Closing Date ([4] days). The price to be paid by investors for the Class AV and Class M Certificates will not include accrued interest (settle flat).
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of 0.0032% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the aggregate stated principal balance of the Mortgage Loans including any amounts remaining on deposit in the Pre-Funding Accounts.
Expense Adjusted Net Mortgage Rate:	For any Mortgage Loan, and for any Distribution Date, will be the Mortgage Rate on such Mortgage Loan minus the Servicing Fee Rate and the Trustee Fee Rate.

Transaction Overview

Optional Termination:	The Master Servicer at its option may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of Initial Mortgage Loans plus the amounts on deposit in the Pre-Funding Accounts as of the Closing Date.
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.
Credit Enhancement:	1. Excess Interest 2. Overcollateralization ("OC") 3. Subordination
Allocation of Losses	On any Distribution Date, realized losses on the Mortgage Loans will be allocated first, to interest accrued on the Class CE Certificates, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. Investors in the Class A Certificates should note that, although realized losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Investors in the Class S Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough interest on the Mortgage Loans to distribute to the holders of the Class S Certificates all interest amounts to which they are then entitled. Once realized losses are allocated to the Class M Certificates, such realized losses will not be reinstated thereafter. However, the amount of Realized Losses allocated to the Class M Certificates may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, to the extent available, according to the provisions set forth in Payment Priority herein.
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately [1.70]% of the aggregate principal balance of the Initial Mortgage Loans plus amounts on deposit in the Pre-Funding Accounts as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) [3.40]% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $[3,750,000] or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Transaction Overview

Stepdown Date: The earlier to occur of (x) the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates is reduced to zero and (y) the later to occur of (i) the Distribution Date occurring in January 2007 and (ii) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (after taking into account distributions of principal on such Distribution Date) is greater than or equal to [34.00]%.

Credit Enhancement Percentage: For any Distribution Date for the any class of certificates is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the classes of certificates subordinate to such certificate plus the Overcollateralization Amount by (y) the principal balance of the Mortgage Loans, calculated prior to taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the Certificateholders then entitled to distributions of principal on such Distribution Date, and any remaining funds in the Pre-Funding Accounts.

Expected Credit Support Percentage:

Class	(S&P / M / F)	Initial CE %	On/After Step Down Date
A	AAA / Aaa / AAA	[17.00]%	[34.00]%
M-1	AA / Aa2 / AA	[11.00]%	[22.00]%
M-2	A / A2 / A	[6.25]%	[12.50]%
M-3	A-/A3/A-	[5.00]%	[10.00]%
M-4	BBB+ / Baa1 / BBB+	[3.75]%	[7.50]%
M-5	BBB / Baa2 / BBB	[2.70]%	[5.40]%
M-6	BBB- / Baa3 / BBB-	[1.70]%	[3.40]%

Pass-Through Rate: The "Pass-Through Rate" on any Distribution Date with respect to the Class AV Certificates and Class M Certificates will equal the lesser of (a) One-Month LIBOR plus the related margin and (b) the related Net WAC Pass-Through Rate for such classes for such Distribution Date.

The Pass-Through Rate on any Distribution Date with respect to the Class AF Certificates will equal the lesser of (a) the related fixed-rate and (b) the related Net WAC Pass-Through Rate for such class on such Distribution Date.

The Pass-Through Rate on any Distribution Date with respect to the Class S Certificates will be the lesser of (a) 5.00% per annum for each Interest Accrual Period for the 1st Distribution Date through and including the 30th Distribution Dates and (b) the related Net WAC Pass-Through Rate for such class for such Distribution Date. After the Interest Accrual Period for the 30th Distribution Date, the Pass-Through Rate for the Class S Certificates will be 0.00% per annum, and such class will cease to accrue interest.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two years following the date of origination, and the pass-through rates on the Offered Certificates that are floating-rate Certificates are based on one-month LIBOR, the application of the related Net WAC Pass-Through Rate could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly because the Mortgage Loan adjustments are subject to interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Net Monthly Excess Cashflow to the extent available on a subordinated basis on the same Distribution Date or in any subsequent period.

Transaction Overview	
Net WAC Pass-Through Rate:	The "Net WAC Pass-Through Rate" for any Distribution Date and (a) the Class AV-1 Certificates, will be a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans less the Pass-Through Rate for the Class S Certificates for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding Principal Balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date; (b) the Class AV-2 Certificates, will be a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans; (c) the Class AF Certificates, will be a per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans; and (d) the Class M Certificates, will be a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans (less the Pass-Through Rate for the Class S Certificates for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding Principal Balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date), (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans and (iii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans, in each case, weighted on the basis of the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates.

Transaction Overview

Net WAC Rate Carryover Amount:	If on any Distribution Date, the pass-through rate for a class of Offered Certificates is based on the related Net WAC Pass-Through Rate, the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the related Net WAC Pass-Through Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the related Net WAC Pass-Through Rate, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable pass-through rate, without giving effect to the related Net WAC Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.
Yield Maintenance Agreements:	On the Closing Date, the Trustee will enter into eight separate yield maintenance agreements (each a "Yield Maintenance Agreement") to make payments in respect of any Net WAC Rate Carryover Amounts in respect of each of the Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates. On each Distribution Date, the counterparty to the related Yield Maintenance Agreement will be obligated to make a payment to the Trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a specified maximum rate over (ii) the strike price for such Distribution Date specified on the related Yield Maintenance Agreement Schedules as described herein, accrued during the related Interest Accrual Period for the related class of Certificates, and (b) the notional balance for such Distribution Date specified on the related Yield Maintenance Agreement Schedules herein.
Interest Carry Forward Amount:	For each class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.
Available Funds:	For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; (iv) with respect to the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Pre-Funding Accounts after giving effect to any purchase of subsequent Mortgage Loans; and (v) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.
Net Monthly Excess Cashflow:	For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and Class S Certificates and the monthly interest accrued on the Class M Certificates and (ii) the Principal Remittance Amount.

Transaction Overview

Class A Principal Distribution Amount:	Before the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a [34.00]% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage). The Class A Principal Distribution Amount will be distributed to the holders of the Class A Certificates on a pro rata basis based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class AV-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class AV-2 Certificates) or the principal remittance amount for the Group III Mortgage Loans (in the case of the Class AF Certificates) for each such class for such Distribution Date and the denominator of which is the aggregate principal remittance amount for the Mortgage Loans).

Transaction Overview

Class M Principal Distribution Amount: Unless the principal balance of the Class A Certificates has been reduced to zero, the Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a [22.00]% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then on the Class M-2 Certificates until it reaches a [12.50]% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates, until it reaches a [10.00]% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then on the Class M-4 Certificates, until it reaches a [7.50]% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), then on the Class M-5 Certificates, until it reaches a [5.40]% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and then on the Class M-6 Certificates, until it reaches a [3.40]% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
AV-1	2 x Margin
AV-2	2 x Margin
AF	Margin + 0.50%
M	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: [The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage of the most senior class of certificate's Credit Enhancement Percentage as specified in the pooling and servicing agreement.]

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date plus the amount deposited in the Pre-Funding Accounts as of the Closing Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Dates	Percentage
January 2007 – December 2007	[2.50]%
January 2008 – December 2008	[4.00]%
January 2009 – December 2009	[5.25]%
January 2010 – December 2010	[5.75]%
January 2011 and thereafter	[6.00]%

Transaction Overview

Payment Priority:	On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows: To pay interest on the Class A Certificates and Class S Certifcates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above. From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount. From Net Monthly Excess Cashflow, if any, to pay any Interest Carry Forward Amounts on the Class M Certificates, sequentially. From Net Monthly Excess Cashflow, if any, to pay any Allocated Realized Loss Amounts on the Class M Certificates, sequentially. From Net Monthly Excess Cashflow, if any, to pay any remaining unpaid Net WAC Rate Carryover Amount remaining unpaid after application of amounts received with respect to the Cap Contracts first to the Class A Certificates, pro rata, and then, to the Class M Certificates in sequential order. To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.
Source for Calculation of One-Month LIBOR:	Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

Transaction Overview

SMMEA: Once the balance on deposit in the Pre-Funding Accounts has been reduced to zero, the Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will NOT be SMMEA eligible.

Taxation - REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / BBB-

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the Initial Mortgage Loans listed below are based on the Cut-off Date.

	Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:	3,632	
Aggregate Current Principal Balance:	$562,498,833.31	$59,038.54 - $599,706.97
Average Current Principal Balance:	$154,873.03	
Aggregate Original Principal Balance:	$563,042,492.00	$60,000.00 - $600,000.00
Average Original Principal Balance:	$155,022.71	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	8.030%	5.300% - 14.400%
Wtd. Avg. Original Term (months):	347	120 – 360
Wtd. Avg. Remaining Term (months):	346	119 – 359
Margin (ARM Loans Only):	5.971%	4.220% - 6.750%
Maximum Mortgage Rate (ARM Loans)	14.450%	11.500% - 20.400%
Minimum Mortgage Rate (ARM Loans)	8.450%	5.500% - 14.400%
Wtd. Avg. Original LTV:	77.86%	8.11% - 95.00%
Wtd. Avg. Borrower FICO:	626	500 – 812
Retail Originations	100.00%	
Geographic Distribution (Top 5):	CA 22.14%	
	FL 9.24%	
	NY 7.20%	
	MA 6.26%	
	NJ 5.26%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
2-yr Fixed/Adjustable Rate	2,195	$340,197,313.31	60.48%
Fixed Rate	1,437	222,301,520.00	39.52
Total:	3,632	$562,498,833.31	100.00%

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Principal Balance at Origination	% of Principal Balance at Origination
60,000.00 - 100,000.00	1,202	$93,465,388.00	16.60%
100,000.01 - 150,000.00	977	121,485,748.00	21.58
150,000.01 - 200,000.00	626	108,695,012.00	19.30
200,000.01 - 250,000.00	377	84,494,002.00	15.01
250,000.01 - 300,000.00	177	48,405,969.00	8.60
300,000.01 - 350,000.00	117	37,689,837.00	6.69
350,000.01 - 400,000.00	62	23,267,700.00	4.13
400,000.01 - 450,000.00	38	16,300,300.00	2.90
450,000.01 - 500,000.00	23	10,989,650.00	1.95
500,000.01 - 550,000.00	18	9,460,437.00	1.68
550,000.01 - 600,000.00	15	8,788,449.00	1.56
Total:	3,632	$563,042,492.00	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-off Date

Range of Principal Balances as of the Cut-off Date ($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
59,038.54 - 100,000.00	1,203	$93,472,620.78	16.62%
100,000.01 - 150,000.00	978	121,571,797.65	21.61
150,000.01 - 200,000.00	625	108,484,624.92	19.29
200,000.01 - 250,000.00	376	84,217,873.64	14.97
250,000.01 - 300,000.00	177	48,358,432.62	8.60
300,000.01 - 350,000.00	117	37,654,953.17	6.69
350,000.01 - 400,000.00	62	23,248,522.93	4.13
400,000.01 - 450,000.00	38	16,287,105.68	2.90
450,000.01 - 500,000.00	23	10,973,466.18	1.95
500,000.01 - 550,000.00	18	9,451,603.56	1.68
550,000.01 - 600,000.00	15	8,777,832.18	1.56
Total:	3,632	$562,498,833.31	100.00%

Remaining Term to Maturity

Range of Months Remaining	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
61 - 120	7	$952,896.55	0.17%
121 - 180	226	25,539,197.09	4.54
181 - 240	161	20,380,280.56	3.62
241 - 300	8	1,111,699.63	0.20
301 - 360	3,230	514,514,759.48	91.47
Total:	3,632	$562,498,833.31	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.300 - 5.499	10	$1,949,742.67	0.35%
5.500 - 5.999	165	34,628,646.86	6.16
6.000 - 6.499	129	25,670,947.85	4.56
6.500 - 6.999	479	89,483,828.81	15.91
7.000 - 7.499	300	52,799,897.60	9.39
7.500 - 7.999	797	127,125,197.95	22.60
8.000 - 8.499	232	34,942,275.15	6.21
8.500 - 8.999	540	73,699,681.08	13.10
9.000 - 9.499	194	26,145,671.88	4.65
9.500 - 9.999	417	53,813,792.31	9.57
10.000 - 10.499	74	8,842,334.92	1.57
10.500 - 10.999	173	19,835,538.07	3.53
11.000 - 11.499	35	3,499,476.91	0.62
11.500 - 11.999	55	6,852,101.87	1.22
12.000 - 12.499	13	1,119,307.07	0.20
12.500 - 12.999	14	1,407,430.73	0.25
13.000 - 13.499	2	398,664.78	0.07
13.500 - 13.999	2	222,557.06	0.04
14.000 - 14.499	1	61,739.74	0.01
Total:	3,632	$562,498,833.31	100.00%

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
<= 30.00	33	$2,639,894.30	0.47%
30.01 - 35.00	29	3,004,068.87	0.53
35.01 - 40.00	40	4,798,995.74	0.85
40.01 - 45.00	57	7,072,849.12	1.26
45.01 - 50.00	63	8,047,161.64	1.43
50.01 - 55.00	93	13,467,038.72	2.39
55.01 - 60.00	153	20,881,401.59	3.71
60.01 - 65.00	172	25,747,252.87	4.58
65.01 - 70.00	220	31,889,687.64	5.67
70.01 - 75.00	500	75,328,600.13	13.39
75.01 - 80.00	604	93,780,086.61	16.67
80.01 - 85.00	594	92,404,606.39	16.43
85.01 - 90.00	1,013	172,530,680.52	30.67
90.01 - 95.00	61	10,906,509.17	1.94
Total:	3,632	$562,498,833.31	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
500 - 519	148	$19,222,755.19	3.42%
520 - 539	324	43,296,242.70	7.70
540 - 559	377	53,724,529.76	9.55
560 - 579	389	57,254,800.78	10.18
580 - 599	302	44,093,763.26	7.84
600 - 619	323	46,938,797.16	8.34
620 - 639	385	63,976,048.97	11.37
640 - 659	338	53,985,939.30	9.60
660 - 679	313	50,748,440.34	9.02
680 - 699	234	41,997,574.62	7.47
700 - 719	167	29,095,748.02	5.17
720 - 739	133	23,912,362.83	4.25
740 - 759	107	17,823,016.84	3.17
760 - 779	55	9,833,992.77	1.75
780 - 799	29	5,303,881.27	0.94
>= 800	8	1,290,939.50	0.23
Total:	3,632	$562,498,833.31	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
California	545	$124,515,642.15	22.14%
Florida	434	51,965,531.47	9.24
New York	196	40,524,374.65	7.20
Massachusetts	180	35,206,469.65	6.26
New Jersey	159	29,560,650.43	5.26
Minnesota	159	25,580,092.54	4.55
Texas	241	24,342,108.25	4.33
Maryland	137	23,033,673.05	4.09
Michigan	175	21,852,238.80	3.88
Illinois	137	20,280,559.29	3.61
Connecticut	82	14,323,634.43	2.55
Pennsylvania	119	13,848,195.31	2.46
Wisconsin	97	13,397,080.81	2.38
Washington	78	13,262,711.24	2.36
Colorado	78	13,041,916.26	2.32
Rhode Island	68	11,650,359.39	2.07
Arizona	71	9,088,600.27	1.62
Indiana	76	7,250,276.66	1.29
Missouri	65	6,785,019.64	1.21
Ohio	60	6,525,501.56	1.16
Alabama	58	6,204,200.43	1.10
Tennessee	51	5,514,560.08	0.98
Louisiana	47	4,954,118.69	0.88
Georgia	37	4,892,160.67	0.87
Hawaii	13	3,903,609.89	0.69
Maine	20	3,424,173.41	0.61
Oklahoma	26	2,805,894.57	0.50
Nevada	16	2,593,858.84	0.46
Kansas	27	2,554,263.98	0.45
North Carolina	21	2,364,223.20	0.42
Iowa	28	2,346,557.02	0.42
New Hampshire	13	1,869,957.08	0.33
Mississippi	20	1,803,056.12	0.32
Nebraska	18	1,639,619.02	0.29
Oregon	11	1,596,029.70	0.28
Delaware	11	1,487,827.66	0.26
South Carolina	9	1,473,392.59	0.26
New Mexico	13	1,167,391.76	0.21
Vermont	8	1,152,595.77	0.20
Kentucky	10	945,772.69	0.17
Arkansas	8	732,775.83	0.13
Montana	2	358,809.53	0.06
Wyoming	3	264,380.84	0.05
Idaho	2	197,188.61	0.04
Utah	2	154,666.54	0.03
South Dakota	1	63,112.94	0.01
Total:	3,632	$562,498,833.31	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Owner Occupied	3,467	$539,567,109.47	95.92%
Non-Owner Occupied	129	17,365,219.10	3.09
Second Home	36	5,566,504.74	0.99
Total:	3,632	$562,498,833.31	100.00%

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Full Documentation	2,620	$401,073,000.42	71.30%
Stated Documentation	746	114,239,679.67	20.31
Limited Documentation	266	47,186,153.22	8.39
Total:	3,632	$562,498,833.31	100.00%

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Refinance-Debt Consolidation Cash Out*	3,221	$499,720,816.51	88.84%
Refinance-Debt Consolidation No Cash Out**	399	60,534,976.12	10.76
Purchase	12	2,243,040.68	0.40
Total:	3,632	$562,498,833.31	100.00%

* Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower inclusive of debt consolidation payments exceed 1% of the original principal balance of the related mortgage loan or $1,000. Also includes all home equity loans originated in Texas with any cash proceeds.

** Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 1% of the original principal balance of the related mortgage loan or $1,000. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

Risk Category	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
8A	405	$71,647,923.68	12.74%
7A	313	56,235,008.48	10.00
6A	287	47,366,569.21	8.42
5A	301	48,679,617.51	8.65
4A	340	57,214,990.57	10.17
3A	256	36,846,703.72	6.55
2A	704	104,868,688.20	18.64
A	234	34,435,706.19	6.12
B	476	62,588,838.94	11.13
C	266	36,802,478.64	6.54
D	50	5,812,308.17	1.03
Total:	3,632	$562,498,833.31	100.00%

Property Type

Property Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Single Family	3,052	$467,295,259.53	83.07%
PUD Detached	197	33,972,216.36	6.04
Two- to Four- Family	165	31,923,677.89	5.68
Condominium	161	23,842,216.71	4.24
Manufactured Housing	57	5,465,462.82	0.97
Total:	3,632	$562,498,833.31	100.00%

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
None	1,101	$166,304,079.87	29.57%
12	126	23,869,939.12	4.24
24	3	787,118.35	0.14
30	15	3,266,616.23	0.58
36	2,387	368,271,079.74	65.47
Total:	3,632	$562,498,833.31	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Origination Source

Origination Source	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Retail	3,632	$562,498,833.31	100.00%
Total:	3,632	$562,498,833.31	100.00%

Maximum Mortgage Rates of the Adjustable-Rate Loans

Range of Maximum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
11.500 - 11.999	47	$9,814,778.04	2.89%
12.000 - 12.499	39	8,881,706.60	2.61
12.500 - 12.999	156	31,314,026.75	9.20
13.000 - 13.499	170	30,511,786.10	8.97
13.500 - 13.999	439	74,099,134.23	21.78
14.000 - 14.499	146	24,017,695.56	7.06
14.500 - 14.999	390	57,056,675.62	16.77
15.000 - 15.499	169	23,578,768.12	6.93
15.500 - 15.999	349	46,536,574.33	13.68
16.000 - 16.499	60	7,322,260.79	2.15
16.500 - 16.999	127	15,121,075.31	4.44
17.000 - 17.499	29	3,043,118.48	0.89
17.500 - 17.999	48	6,248,545.62	1.84
18.000 - 18.499	11	965,287.97	0.28
18.500 - 18.999	12	1,225,475.27	0.36
19.000 - 19.499	2	398,664.78	0.12
20.000 - 20.499	1	61,739.74	0.02
Total:	2,195	$340,197,313.31	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

Range of Minimum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.000 - 5.999	47	$9,814,778.04	2.89%
6.000 - 6.499	39	8,881,706.60	2.61
6.500 - 6.999	156	31,314,026.75	9.20
7.000 - 7.499	170	30,511,786.10	8.97
7.500 - 7.999	439	74,099,134.23	21.78
8.000 - 8.499	146	24,017,695.56	7.06
8.500 - 8.999	390	57,056,675.62	16.77
9.000 - 9.499	169	23,578,768.12	6.93
9.500 - 9.999	349	46,536,574.33	13.68
10.000 - 10.499	60	7,322,260.79	2.15
10.500 - 10.999	127	15,121,075.31	4.44
11.000 - 11.499	29	3,043,118.48	0.89
11.500 - 11.999	48	6,248,545.62	1.84
12.000 - 12.499	11	965,287.97	0.28
12.500 - 12.999	12	1,225,475.27	0.36
13.000 - 13.499	2	398,664.78	0.12
14.000 - 14.499	1	61,739.74	0.02
Total:	2,195	$340,197,313.31	100.00%

Gross Margins of the Adjustable-Rate Loans

Range of Gross Margins (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
4.000 - 4.249	1	$105,926.68	0.03%
4.500 - 4.749	1	110,409.42	0.03
4.750 - 4.999	75	14,140,336.08	4.16
5.000 - 5.249	96	19,266,425.81	5.66
5.250 - 5.499	103	18,781,054.10	5.52
5.500 - 5.749	153	26,231,419.70	7.71
5.750 - 5.999	168	28,844,184.89	8.48
6.000 - 6.249	740	113,713,493.05	33.43
6.250 - 6.499	174	26,832,469.81	7.89
6.500 - 6.749	421	55,770,157.18	16.39
6.750 - 6.999	263	36,401,436.59	10.70
Total:	2,195	$340,197,313.31	100.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

Next Adjustment Date	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
June 2005	6	$1,324,552.55	0.39%
July 2005	1	101,716.58	0.03
August 2005	38	5,751,993.25	1.69
September 2005	2	315,102.82	0.09
October 2005	31	4,595,127.50	1.35
November 2005	2,117	328,108,820.61	96.45
Total:	2,195	$340,197,313.31	100.00%

Initial Periodic Cap of the Adjustable-Rate Loans

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
2.000	2,195	$340,197,313.31	100.00%
Total:	2,195	$340,197,313.31	100.00%

Periodic Cap of the Adjustable-Rate Loans

Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
1.000	2,195	$340,197,313.31	100.00%
Total:	2,195	$340,197,313.31	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the Initial Group II Mortgage Loans listed below are based on the Cut-off Date.

	Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:	164	
Aggregate Current Principal Balance:	$66,978,872.27	$61,739.74 - $599,706.97
Average Current Principal Balance:	$408,407.76	
Aggregate Original Principal Balance:	$67,040,534.00	$61,750.00 - $600,000.00
Average Original Principal Balance:	$408,783.74	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.746%	5.500% - 14.400%
Wtd. Avg. Original Term (months):	357	180 – 360
Wtd. Avg. Remaining Term (months):	356	179 – 359
Margin (ARM Loans Only):	5.835%	4.750% - 6.750%
Maximum Mortgage Rate (ARM Loans)	14.144%	11.750% - 20.400%
Minimum Mortgage Rate (ARM Loans)	8.144%	5.750% - 14.400%
Wtd. Avg. Original LTV:	80.73%	54.81% - 94.29%
Wtd. Avg. Borrower FICO:	634	500 – 775
Retail Originations	100.00%	
Geographic Distribution (Top 5):	CA 43.12%	
	NY 8.88%	
	NJ 8.76%	
	MA 6.53%	
	MI 4.38%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
2-yr Fixed/Adjustable Rate	108	$43,714,229.99	65.27%
Fixed Rate	56	23,264,642.28	34.73
Total:	164	$66,978,872.27	100.00%

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Principal Balance at Origination	% of Principal Balance at Origination
60,000.00 - 100,000.00	2	$141,750.00	0.21%
100,000.01 - 150,000.00	2	222,600.00	0.33
300,000.01 - 350,000.00	40	13,467,248.00	20.09
350,000.01 - 400,000.00	48	17,971,600.00	26.81
400,000.01 - 450,000.00	26	11,175,800.00	16.67
450,000.01 - 500,000.00	18	8,603,650.00	12.83
500,000.01 - 550,000.00	16	8,418,437.00	12.56
550,000.01 - 600,000.00	12	7,039,449.00	10.50
Total:	164	$67,040,534.00	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance as of the Cut-off Date

Range of Principal Balances as of the Cut-off Date ($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
60,000.00 - 100,000.00	2	$141,721.85	0.21%
100,000.01 - 150,000.00	2	222,557.06	0.33
300,000.01 - 350,000.00	40	13,456,446.93	20.09
350,000.01 - 400,000.00	48	17,958,604.11	26.81
400,000.01 - 450,000.00	26	11,167,397.19	16.67
450,000.01 - 500,000.00	18	8,590,030.67	12.82
500,000.01 - 550,000.00	16	8,411,784.58	12.56
550,000.01 - 600,000.00	12	7,030,329.88	10.50
Total:	164	$66,978,872.27	100.00%

Remaining Term to Maturity

Range of Months Remaining	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
179 - 180	1	$344,907.43	0.51%
181 - 240	2	984,223.62	1.47
301 - 360	161	65,649,741.22	98.02
Total:	164	$66,978,872.27	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.500 - 5.999	19	$7,956,686.22	11.88%
6.000 - 6.499	12	5,325,845.93	7.95
6.500 - 6.999	27	11,670,692.35	17.42
7.000 - 7.499	15	6,013,687.40	8.98
7.500 - 7.999	34	13,845,871.80	20.67
8.000 - 8.499	11	4,590,483.32	6.85
8.500 - 8.999	16	6,393,363.69	9.55
9.000 - 9.499	3	1,157,387.52	1.73
9.500 - 9.999	12	5,368,339.67	8.01
10.000 - 10.499	2	749,682.03	1.12
10.500 - 10.999	4	1,677,598.90	2.50
11.000 - 11.499	1	435,859.12	0.65
11.500 - 11.999	3	1,110,412.74	1.66
13.000 - 13.499	2	398,664.78	0.60
13.500 - 13.999	2	222,557.06	0.33
14.000 - 14.499	1	61,739.74	0.09
Total:	164	$66,978,872.27	100.00%

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
<= 55.00	1	$506,584.41	0.76%
55.01 - 60.00	4	1,437,290.39	2.15
60.01 - 65.00	7	3,070,906.79	4.58
65.01 - 70.00	10	3,942,598.65	5.89
70.01 - 75.00	24	10,095,689.37	15.07
75.01 - 80.00	28	11,004,637.77	16.43
80.01 - 85.00	26	11,270,541.68	16.83
85.01 - 90.00	61	24,479,441.37	36.55
90.01 - 95.00	3	1,171,181.84	1.75
Total:	164	$66,978,872.27	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
500 - 519	5	$1,770,949.38	2.64%
520 - 539	9	3,748,596.01	5.60
540 - 559	14	5,515,984.26	8.24
560 - 579	18	7,548,377.68	11.27
580 - 599	11	4,564,553.22	6.81
600 - 619	12	4,430,198.79	6.61
620 - 639	21	9,083,219.93	13.56
640 - 659	18	6,630,419.87	9.90
660 - 679	11	4,269,634.82	6.37
680 - 699	15	6,548,035.87	9.78
700 - 719	12	5,202,661.58	7.77
720 - 739	6	2,859,247.58	4.27
740 - 759	5	1,780,531.72	2.66
760 - 775	7	3,026,461.56	4.52
Total:	164	$66,978,872.27	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
California	70	$28,879,501.76	43.12%
New York	14	5,944,410.59	8.88
New Jersey	14	5,866,062.23	8.76
Massachusetts	10	4,376,614.29	6.53
Michigan	9	2,936,587.28	4.38
Florida	6	2,510,323.77	3.75
Maryland	5	2,209,890.44	3.30
Illinois	5	2,074,951.41	3.10
Colorado	5	2,002,556.78	2.99
Washington	4	1,592,701.82	2.38
Minnesota	3	1,264,122.77	1.89
Connecticut	3	1,184,042.48	1.77
Georgia	2	985,467.00	1.47
Maine	2	959,077.70	1.43
Rhode Island	2	837,080.08	1.25
Wisconsin	2	757,026.15	1.13
South Carolina	1	498,526.53	0.74
Tennessee	2	462,100.59	0.69
Pennsylvania	1	447,732.05	0.67
Arizona	1	410,570.89	0.61
Nevada	1	364,242.73	0.54
Ohio	1	353,543.19	0.53
Texas	1	61,739.74	0.09
Total:	164	$66,978,872.27	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Owner Occupied	156	$64,221,386.28	95.88%
Second Home	3	1,434,101.75	2.14
Non-Owner Occupied	5	1,323,384.24	1.98
Total:	164	$66,978,872.27	100.00%

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Full Documentation	115	$47,429,657.09	70.81%
Limited Documentation	21	8,555,161.26	12.77
Stated Documentation	28	10,994,053.92	16.41
Total:	164	$66,978,872.27	100.00%

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Refinance-Debt Consolidation Cash Out*	145	$59,329,268.25	88.58%
Refinance-Debt Consolidation No Cash Out**	18	7,321,423.31	10.93
Purchase	1	328,180.71	0.49
Total:	164	$66,978,872.27	100.00%

* Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower inclusive of debt consolidation payments exceed 1% of the original principal balance of the related mortgage loan or $1,000. Also includes all home equity loans originated in Texas with any cash proceeds.

** Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 1% of the original principal balance of the related mortgage loan or $1,000. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

Risk Category	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
8A	24	$10,344,728.10	15.44%
7A	20	8,744,029.50	13.05
6A	11	4,269,634.82	6.37
5A	16	6,407,862.81	9.57
4A	18	7,906,802.28	11.80
3A	8	3,234,727.39	4.83
2A	29	11,851,032.05	17.69
A	13	4,521,118.99	6.75
B	14	5,525,446.77	8.25
C	11	4,173,489.56	6.23
Total:	164	$66,978,872.27	100.00%

Property Type

Property Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Single Family	137	$56,975,074.40	85.06%
PUD Detached	15	6,001,464.50	8.96
Condominium	8	2,424,104.81	3.62
Two- to Four-Family	4	1,578,228.56	2.36
Total:	164	$66,978,872.27	100.00%

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
None	50	$19,901,167.76	29.71%
12	7	3,347,047.36	5.00
24	1	549,607.88	0.82
36	106	43,181,049.27	64.47
Total:	164	$66,978,872.27	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Origination Source

Origination Source	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Retail	164	$66,978,872.27	100.00%
Total:	164	$66,978,872.27	100.00%

Maximum Mortgage Rates of the Adjustable-Rate Loans

Range of Maximum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
11.500 - 11.999	5	$2,221,472.72	5.08%
12.000 - 12.499	6	2,720,171.48	6.22
12.500 - 12.999	12	5,025,271.50	11.50
13.000 - 13.499	11	4,485,409.55	10.26
13.500 - 13.999	26	10,558,229.89	24.15
14.000 - 14.499	8	3,151,791.71	7.21
14.500 - 14.999	15	6,066,561.79	13.88
15.000 - 15.499	3	1,157,387.52	2.65
15.500 - 15.999	11	4,768,632.70	10.91
16.000 - 16.499	1	374,837.61	0.86
16.500 - 16.999	3	1,177,787.14	2.69
17.000 - 17.499	1	435,859.12	1.00
17.500 - 17.999	3	1,110,412.74	2.54
19.000 - 19.499	2	398,664.78	0.91
20.000 - 20.499	1	61,739.74	0.14
Total:	108	$43,714,229.99	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

Range of Minimum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.500 - 5.999	5	$2,221,472.72	5.08%
6.000 - 6.499	6	2,720,171.48	6.22
6.500 - 6.999	12	5,025,271.50	11.50
7.000 - 7.499	11	4,485,409.55	10.26
7.500 - 7.999	26	10,558,229.89	24.15
8.000 - 8.499	8	3,151,791.71	7.21
8.500 - 8.999	15	6,066,561.79	13.88
9.000 - 9.499	3	1,157,387.52	2.65
9.500 - 9.999	11	4,768,632.70	10.91
10.000 - 10.499	1	374,837.61	0.86
10.500 - 10.999	3	1,177,787.14	2.69
11.000 - 11.499	1	435,859.12	1.00
11.500 - 11.999	3	1,110,412.74	2.54
13.000 - 13.499	2	398,664.78	0.91
14.000 - 14.499	1	61,739.74	0.14
Total:	108	$43,714,229.99	100.00%

Gross Margins of the Adjustable-Rate Loans

Range of Gross Margins (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
4.750 - 4.999	5	$2,327,360.59	5.32%
5.000 - 5.249	10	4,606,721.22	10.54
5.250 - 5.499	8	3,149,963.31	7.21
5.500 - 5.749	11	4,287,978.26	9.81
5.750 - 5.999	9	3,639,378.24	8.33
6.000 - 6.249	34	13,929,250.03	31.86
6.250 - 6.499	10	3,835,133.06	8.77
6.500 - 6.749	13	4,819,489.22	11.02
6.750 - 6.999	8	3,118,956.06	7.13
Total:	108	$43,714,229.99	100.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

Next Adjustment Date	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
June 2005	1	$566,545.96	1.30%
October 2005	1	436,355.80	1.00
November 2005	106	42,711,328.23	97.71
Total:	108	$43,714,229.99	100.00%

Initial Periodic Cap of the Adjustable-Rate Loans

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
2.000	108	$43,714,229.99	100.00%
Total:	108	$43,714,229.99	100.00%

Periodic Cap of the Adjustable-Rate Loans

Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
1.000	108	$43,714,229.99	100.00%
Total:	108	$43,714,229.99	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics for the Initial Group III Mortgage Loans listed below are based on the Cut-off Date.

	Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:	229	
Aggregate Current Principal Balance:	$40,004,112.34	$59,038.54 - $598,532.72
Average Current Principal Balance:	$174,690.45	
Aggregate Original Principal Balance:	$40,070.266.00	$60,000.00 - $599,0000.00
Average Original Principal Balance:	$174,979.33	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.273%	5.350% - 12.100%
Wtd. Avg. Original Term (months):	328	180 – 360
Wtd. Avg. Remaining Term (months):	327	174 – 359
Wtd. Avg. Original LTV:	78.29%	28.57% - 95.00
Wtd. Avg. Borrower FICO:	673	504 – 801
Retail Originations	100.00%	
Geographic Distribution (Top 5):	CA 27.13%	
	TX 8.23%	
	MA 5.23%	
	NY 5.06%	
	NJ 4.31%	

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Fixed Rate	229	$40,004,112.34	100.00%
Total:	229	$40,004,112.34	100.00%

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Principal Balance at Origination	% of Principal Balance at Origination
60,000.00 - 100,000.00	88	$6,821,703.00	17.02%
100,000.01 - 150,000.00	47	5,866,025.00	14.64
150,000.01 - 200,000.00	26	4,547,166.00	11.35
200,000.01 - 250,000.00	16	3,598,550.00	8.98
250,000.01 - 300,000.00	19	5,222,422.00	13.03
300,000.01 - 350,000.00	7	2,339,800.00	5.84
350,000.01 - 400,000.00	7	2,629,600.00	6.56
400,000.01 - 450,000.00	9	3,868,000.00	9.65
450,000.01 - 500,000.00	5	2,386,000.00	5.95
500,000.01 - 550,000.00	2	1,042,000.00	2.60
550,000.01 - 599,000.00	3	1,749,000.00	4.36
Total:	229	$40,070,266.00	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

Principal Balance as of the Cut-off Date

Range of Principal Balances as of the Cut-off Date ($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
59,038.54 - 100,000.00	88	$6,807,098.87	17.02%
100,000.01 - 150,000.00	47	5,855,621.99	14.64
150,000.01 - 200,000.00	26	4,537,956.32	11.34
200,000.01 - 250,000.00	16	3,594,718.94	8.99
250,000.01 - 300,000.00	19	5,212,096.73	13.03
300,000.01 - 350,000.00	7	2,336,301.47	5.84
350,000.01 - 400,000.00	7	2,625,435.61	6.56
400,000.01 - 450,000.00	9	3,864,125.62	9.66
450,000.01 - 500,000.00	5	2,383,435.51	5.96
500,000.01 - 550,000.00	2	1,039,818.98	2.60
550,000.01 - 600,000.00	3	1,747,502.30	4.37
Total:	229	$40,004,112.34	100.00%

Remaining Term to Maturity

Range of Months Remaining	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
174 - 180	32	$4,418,325.73	11.04%
181 - 240	29	3,880,059.31	9.70
301 - 360	168	31,705,727.30	79.26
Total:	229	$40,004,112.34	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.000 - 5.499	7	$1,296,596.00	3.24%
5.500 - 5.999	20	4,525,054.08	11.31
6.000 - 6.499	13	3,182,030.85	7.95
6.500 - 6.999	52	11,281,369.95	28.20
7.000 - 7.499	21	4,310,503.77	10.78
7.500 - 7.999	48	7,170,238.31	17.92
8.000 - 8.499	16	2,209,410.00	5.52
8.500 - 8.999	21	2,757,298.22	6.89
9.000 - 9.499	6	753,186.23	1.88
9.500 - 9.999	11	1,303,003.98	3.26
10.000 - 10.499	3	238,294.59	0.60
10.500 - 10.999	8	681,106.20	1.70
11.000 - 11.499	1	62,979.41	0.16
11.500 - 11.999	1	152,951.64	0.38
12.000 - 12.499	1	80,089.11	0.20
Total:	229	$40,004,112.34	100.00%

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
<= 30.00	1	$59,959.65	0.15%
35.01 - 40.00	2	319,786.65	0.80
40.01 - 45.00	3	603,009.86	1.51
45.01 - 50.00	3	414,058.66	1.04
50.01 - 55.00	9	1,997,810.53	4.99
55.01 - 60.00	3	335,612.03	0.84
60.01 - 65.00	14	2,021,758.58	5.05
65.01 - 70.00	11	1,782,910.94	4.46
70.01 - 75.00	27	4,294,323.36	10.73
75.01 - 80.00	55	9,716,016.55	24.29
80.01 - 85.00	28	4,367,227.33	10.92
85.01 - 90.00	67	13,163,011.05	32.90
90.01 - 95.00	6	928,627.15	2.32
Total:	229	$40,004,112.34	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
504 - 519	4	$502,446.02	1.26%
520 - 539	6	612,960.16	1.53
540 - 559	5	450,575.99	1.13
560 - 579	9	1,333,991.37	3.33
580 - 599	14	1,607,479.32	4.02
600 - 619	13	3,201,112.10	8.00
620 - 639	27	4,714,061.14	11.78
640 - 659	26	3,855,556.27	9.64
660 - 679	22	4,096,841.56	10.24
680 - 699	35	6,879,194.17	17.20
700 - 719	17	3,032,059.42	7.58
720 - 739	24	4,147,329.97	10.37
740 - 759	15	2,612,470.22	6.53
760 - 779	5	887,810.70	2.22
780 - 799	6	1,875,464.91	4.69
800 - 801	1	194,759.02	0.49
Total:	229	$40,004,112.34	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
California	37	$10,853,700.02	27.13%
Texas	32	3,291,888.75	8.23
Massachusetts	9	2,094,167.44	5.23
New York	10	2,025,614.52	5.06
New Jersey	7	1,725,457.55	4.31
Florida	13	1,675,356.12	4.19
Arizona	11	1,563,412.68	3.91
Maryland	5	1,561,615.90	3.90
Pennsylvania	12	1,462,797.74	3.66
Wisconsin	5	1,298,265.86	3.25
Washington	8	1,290,993.46	3.23
Minnesota	6	1,179,729.71	2.95
Tennessee	8	1,174,121.65	2.94
Connecticut	6	1,111,564.08	2.78
Oklahoma	8	1,052,493.82	2.63
Michigan	6	849,372.82	2.12
Rhode Island	3	718,272.57	1.80
Indiana	4	476,206.36	1.19
Hawaii	1	442,618.59	1.11
Illinois	3	436,640.80	1.09
Missouri	5	397,237.10	0.99
Colorado	1	393,707.59	0.98
Mississippi	2	266,063.61	0.67
New Hampshire	1	251,535.25	0.63
South Carolina	3	243,464.50	0.61
Ohio	2	234,383.29	0.59
New Mexico	3	219,488.67	0.55
North Carolina	2	215,266.21	0.54
Kansas	2	212,712.17	0.53
Nebraska	2	183,137.57	0.46
Louisiana	2	170,489.92	0.43
Iowa	2	154,195.83	0.39
Delaware	1	145,106.74	0.36
Georgia	2	144,885.60	0.36
Arkansas	1	115,922.01	0.29
Oregon	1	114,905.55	0.29
Idaho	1	93,732.02	0.23
Kentucky	1	93,440.37	0.23
Alabama	1	70,147.90	0.18
Total:	229	$40,004,112.34	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Owner Occupied	206	$36,397,859.39	90.99%
Non-Owner Occupied	18	2,951,055.20	7.38
Second Home	5	655,197.75	1.64
Total:	229	$40,004,112.34	100.00%

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Full Documentation	174	$30,463,903.44	76.15%
Limited Documentation	14	3,469,782.92	8.67
Stated Documentation	41	6,070,425.98	15.17
Total:	229	$40,004,112.34	100.00%

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Refinance-Debt Consolidation Cash Out*	191	$33,039,168.59	82.59%
Refinance-Debt Consolidation No Cash Out**	31	5,789,373.86	14.47
Purchase	7	1,175,569.89	2.94
Total:	229	$40,004,112.34	100.00%

* Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower inclusive of debt consolidation payments exceed 1% of the original principal balance of the related mortgage loan or $1,000. Also includes all home equity loans originated in Texas with any cash proceeds.

** Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 1% of the original principal balance of the related mortgage loan or $1,000. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP III COLLATERAL

Credit Grade

Risk Category	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
8A	61	$11,705,284.60	29.26%
7A	39	8,013,898.65	20.03
6A	21	4,261,183.22	10.65
5A	23	3,575,163.74	8.94
4A	28	4,488,579.98	11.22
3A	9	1,336,915.81	3.34
2A	30	4,822,257.25	12.05
A	7	677,469.12	1.69
B	6	608,142.22	1.52
C	5	515,217.75	1.29
Total:	229	$40,004,112.34	100.00%

Property Type

Property Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Single Family	178	$30,137,063.99	75.33%
PUD Detached	23	4,505,224.82	11.26
Two- to Four-Family	14	3,666,088.91	9.16
Manufactured Housing	10	1,205,967.95	3.01
Condominium	4	489,766.67	1.22
Total:	229	$40,004,112.34	100.00%

DESCRIPTION OF THE GROUP III COLLATERAL

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
None	65	$9,314,713.71	23.28%
12	12	2,663,922.56	6.66
24	1	174,620.79	0.44
30	2	500,317.40	1.25
36	149	27,350,537.88	68.37
Total:	229	$40,004,112.34	100.00%

Origination Source

Origination Source	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Retail	229	$40,004,112.34	100.00%
Total:	229	$40,004,112.34	100.00%

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Sensitivity Analysis

To Call

Class	FRM PPC / ARM CPR	0% / 0%	50% / 13%	75% / 20%	**100% / 27%**	125% / 34%	150% / 40%
AV-1	Avg Life	18.41	5.66	3.88	**2.90**	2.25	1.81
	Modified Duration	15.57	5.23	3.66	**2.77**	2.17	1.75
	First Payment Period	01/25/04	01/25/04	01/25/04	**01/25/04**	01/25/04	01/25/04
	Last Payment Period	08/25/32	09/25/19	12/25/14	**03/25/12**	06/25/10	05/25/09
AV-2	Avg Life	18.87	5.71	3.90	**2.91**	2.25	1.81
	Modified Duration	15.95	5.28	3.68	**2.78**	2.18	1.76
	First Payment Period	01/25/04	01/25/04	01/25/04	**01/25/04**	01/25/04	01/25/04
	Last Payment Period	08/25/32	09/25/19	12/25/14	**03/25/12**	06/25/10	05/25/09
AF	Avg Life	16.57	6.30	4.53	**3.52**	2.86	2.40
	Modified Duration	10.61	4.98	3.80	**3.06**	2.55	2.18
	First Payment Period	01/25/04	01/25/04	01/25/04	**01/25/04**	01/25/04	01/25/04
	Last Payment Period	08/25/32	09/25/19	12/25/14	**03/25/12**	06/25/10	05/25/09
M-1	Avg Life	26.15	10.63	7.31	**5.53**	4.67	4.41
	Modified Duration	20.54	9.47	6.73	**5.18**	4.43	4.19
	First Payment Period	09/25/25	02/25/09	06/25/07	**02/25/07**	05/25/07	08/25/07
	Last Payment Period	08/25/32	09/25/19	12/25/14	**03/25/12**	06/25/10	05/25/09
M-2	Avg Life	26.14	10.63	7.31	**5.51**	4.57	4.12
	Modified Duration	18.14	8.91	6.44	**4.99**	4.21	3.83
	First Payment Period	08/25/25	02/25/09	06/25/07	**01/25/07**	03/25/07	04/25/07
	Last Payment Period	08/25/32	09/25/19	12/25/14	**03/25/12**	06/25/10	05/25/09
M-3	Avg Life	26.13	10.63	7.31	**5.50**	4.52	4.03
	Modified Duration	17.54	8.76	6.36	**4.93**	4.13	3.72
	First Payment Period	08/25/25	02/25/09	06/25/07	**01/25/07**	02/25/07	03/25/07
	Last Payment Period	08/25/32	09/25/19	12/25/14	**03/25/12**	06/25/10	05/25/09
M-4	Avg Life	26.13	10.63	7.31	**5.50**	4.52	4.00
	Modified Duration	15.40	8.20	6.05	**4.75**	4.00	3.60
	First Payment Period	08/25/25	02/25/09	06/25/07	**01/25/07**	02/25/07	02/25/07
	Last Payment Period	08/25/32	09/25/19	12/25/14	**03/25/12**	06/25/10	05/25/09
M-5	Avg Life	26.13	10.63	7.31	**5.50**	4.50	3.97
	Modified Duration	14.10	7.83	5.85	**4.62**	3.90	3.50
	First Payment Period	07/25/25	02/25/09	06/25/07	**01/25/07**	01/25/07	02/25/07
	Last Payment Period	08/25/32	09/25/19	12/25/14	**03/25/12**	06/25/10	05/25/09
M-6	Avg Life	26.09	10.43	7.17	**5.39**	4.40	3.88
	Modified Duration	13.93	7.70	5.74	**4.53**	3.81	3.41
	First Payment Period	07/25/25	02/25/09	06/25/07	**01/25/07**	01/25/07	01/25/07
	Last Payment Period	08/25/32	09/25/19	12/25/14	**03/25/12**	06/25/10	05/25/09

Sensitivity Analysis

To Maturity

Class	FRM PPC / ARM CPR	0% / 0%	50% / 13%	75% / 20%	100% / 27%	125% / 34%	150% / 40%
AV-1	Avg Life	18.46	6.02	4.18	3.14	2.44	1.96
	Modified Duration	15.61	5.51	3.91	2.98	2.34	1.90
	First Payment Period	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
	Last Payment Period	11/25/33	10/25/31	01/25/27	03/25/22	08/25/18	02/25/16
AV-2	Avg Life	18.93	6.09	4.22	3.16	2.45	1.97
	Modified Duration	15.98	5.57	3.94	3.00	2.35	1.90
	First Payment Period	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
	Last Payment Period	11/25/33	11/25/31	04/25/27	06/25/22	10/25/18	04/25/16
AF	Avg Life	16.61	6.77	5.00	3.94	3.22	2.70
	Modified Duration	10.62	5.18	4.05	3.32	2.79	2.39
	First Payment Period	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
	Last Payment Period	11/25/33	05/25/32	12/25/28	06/25/24	11/25/20	02/25/18
M-1	Avg Life	26.28	11.50	8.04	6.11	5.14	4.78
	Modified Duration	20.62	10.09	7.30	5.66	4.83	4.52
	First Payment Period	09/25/25	02/25/09	06/25/07	02/25/07	05/25/07	08/25/07
	Last Payment Period	10/25/33	01/25/30	01/25/25	10/25/20	09/25/17	06/25/15
M-2	Avg Life	26.26	11.40	7.94	6.01	4.96	4.44
	Modified Duration	18.20	9.38	6.87	5.37	4.52	4.10
	First Payment Period	08/25/25	02/25/09	06/25/07	01/25/07	03/25/07	04/25/07
	Last Payment Period	09/25/33	06/25/27	06/25/21	05/25/17	08/25/14	10/25/12
M-3	Avg Life	26.25	11.26	7.81	5.90	4.84	4.28
	Modified Duration	17.59	9.13	6.70	5.23	4.38	3.93
	First Payment Period	08/25/25	02/25/09	06/25/07	01/25/07	02/25/07	03/25/07
	Last Payment Period	06/25/33	10/25/24	01/25/19	06/25/15	01/25/13	06/25/11
M-4	Avg Life	26.23	11.12	7.70	5.81	4.76	4.19
	Modified Duration	15.43	8.45	6.29	4.96	4.17	3.74
	First Payment Period	08/25/25	02/25/09	06/25/07	01/25/07	02/25/07	02/25/07
	Last Payment Period	04/25/33	08/25/23	01/25/18	08/25/14	06/25/12	12/25/10
M-5	Avg Life	26.19	10.89	7.52	5.66	4.63	4.07
	Modified Duration	14.11	7.95	5.97	4.72	3.98	3.57
	First Payment Period	07/25/25	02/25/09	06/25/07	01/25/07	01/25/07	02/25/07
	Last Payment Period	02/25/33	02/25/22	10/25/16	08/25/13	08/25/11	04/25/10
M-6	Avg Life	26.09	10.44	7.18	5.40	4.40	3.88
	Modified Duration	13.93	7.70	5.75	4.54	3.81	3.42
	First Payment Period	07/25/25	02/25/09	06/25/07	01/25/07	01/25/07	01/25/07
	Last Payment Period	10/25/32	03/25/20	05/25/15	07/25/12	09/25/10	07/25/09

Yield Maintenance Agreement Schedule and Strike Rates For Class AV-1 Certificates

Period	Class AV-1 Notional Schedule	Cap Strike	Cap Ceiling
1	N/A	N/A	N/A
2	$495,323,284	6.32305%	9.25000%
3	$483,690,784	6.73172%	9.25000%
4	$472,065,050	6.27122%	9.25000%
5	$460,440,975	6.45255%	9.25000%
6	$448,814,634	6.21691%	9.25000%
7	$437,183,283	6.64848%	9.25000%
8	$425,545,359	6.41039%	9.25000%
9	$413,900,466	6.38616%	9.25000%
10	$402,249,363	6.57330%	9.25000%
11	$390,593,938	6.33562%	9.25000%
12	$378,937,865	6.51950%	9.25000%
13	$367,491,860	6.52469%	9.25000%
14	$356,251,660	6.50285%	9.25000%
15	$345,282,203	7.17487%	9.25000%
16	$334,576,886	6.45769%	9.25000%
17	$324,129,270	6.64882%	9.25000%
18	$313,933,076	6.41047%	9.25000%
19	$303,982,178	6.88869%	9.25000%
20	$294,270,602	6.64836%	9.25000%
21	$284,792,523	6.62984%	9.25000%
22	$275,542,256	6.83128%	9.25000%
23	$266,514,259	6.59633%	9.25000%
24	$257,703,484	7.67491%	9.25000%
25	$249,141,205	7.70009%	9.25000%
26	$240,783,564	7.97564%	9.25000%
27	$232,637,703	8.81154%	9.25000%
28	$224,686,110	7.94169%	9.25000%
29	$216,924,096	8.19082%	9.25000%
30	$209,347,219	8.32717%	9.25000%
31	$201,963,440	9.16325%	9.25000%
32	$194,755,244	9.00491%	9.25000%
33	$187,722,525	8.99860%	9.25000%
34	$180,420,988	9.25000%	9.25000%
35	$174,154,184	8.98824%	9.25000%

Yield Maintenance Agreement Schedule and Strike Rates For Class AV-2 Certificates

Period	Class AV-2 Notional Schedule	Cap Strike	Cap Ceiling
1	N/A	N/A	N/A
2	$72,833,809	7.00564%	9.25000%
3	$71,126,253	7.48323%	9.25000%
4	$69,419,982	6.99555%	9.25000%
5	$67,714,215	7.22401%	9.25000%
6	$66,008,342	6.98672%	9.25000%
7	$64,301,930	7.21556%	9.25000%
8	$62,594,716	6.97922%	9.25000%
9	$60,886,612	6.97600%	9.25000%
10	$59,177,696	7.20558%	9.25000%
11	$57,468,213	6.97066%	9.25000%
12	$55,758,574	7.20085%	9.25000%
13	$54,079,754	6.96657%	9.25000%
14	$52,431,121	6.96466%	9.25000%
15	$50,822,192	7.70877%	9.25000%
16	$49,251,999	6.96085%	9.25000%
17	$47,719,595	7.19090%	9.25000%
18	$46,224,060	6.95702%	9.25000%
19	$44,764,494	7.18694%	9.25000%
20	$43,340,019	6.95318%	9.25000%
21	$41,949,782	6.95126%	9.25000%
22	$40,592,947	7.18098%	9.25000%
23	$39,268,702	6.94741%	9.25000%
24	$37,976,252	8.06201%	9.25000%
25	$36,720,538	7.79762%	9.25000%
26	$35,494,813	8.08481%	9.25000%
27	$34,300,205	8.94529%	9.25000%
28	$33,134,061	8.07441%	9.25000%
29	$31,995,694	8.33818%	9.25000%
30	$30,884,432	8.48482%	9.25000%
31	$29,801,560	8.76105%	9.25000%
32	$28,744,408	8.61525%	9.25000%
33	$27,712,987	8.60845%	9.25000%
34	$26,706,034	8.88837%	9.25000%
35	$25,722,959	8.59484%	9.25000%
36	$24,683,415	9.25000%	9.25000%
37	$23,827,603	8.99354%	9.25000%
38	$23,827,603	9.12625%	9.25000%

Yield Maintenance Agreement Schedule and Strike Rates For Class M-1 Certificates

Period	Class M-1 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-1 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-1 Notional Schedule	Cap Strike	Cap Ceiling
1	N/A	N/A	N/A	35	$45,000,000	7.21448%	9.25000%	69	$18,642,053	7.14563%	9.25000%
2	$45,000,000	6.42057%	9.25000%	36	$45,000,000	7.45336%	9.25000%	70	$18,206,581	7.38207%	9.25000%
3	$45,000,000	6.84052%	9.25000%	37	$45,000,000	7.21138%	9.25000%	71	$17,781,281	7.14225%	9.25000%
4	$45,000,000	6.37740%	9.25000%	38	$45,000,000	7.20466%	9.25000%	72	$17,365,912	7.37859%	9.25000%
5	$45,000,000	6.56699%	9.25000%	39	$43,994,427	7.97228%	9.25000%	73	$16,960,241	7.13889%	9.25000%
6	$45,000,000	6.33238%	9.25000%	40	$38,582,797	7.19665%	9.25000%	74	$16,564,037	7.13721%	9.25000%
7	$45,000,000	6.72466%	9.25000%	41	$36,153,750	7.43368%	9.25000%	75	$16,177,079	7.90006%	9.25000%
8	$45,000,000	6.48819%	9.25000%	42	$35,307,379	7.19214%	9.25000%	76	$15,799,148	7.13387%	9.25000%
9	$45,000,000	6.46819%	9.25000%	43	$34,480,939	7.43007%	9.25000%	77	$15,430,031	7.36995%	9.25000%
10	$45,000,000	6.66261%	9.25000%	44	$33,673,955	7.18865%	9.25000%	78	$15,069,521	7.13054%	9.25000%
11	$45,000,000	6.42663%	9.25000%	45	$32,885,963	7.18690%	9.25000%	79	$14,717,415	7.36651%	9.25000%
12	$45,000,000	6.61849%	9.25000%	46	$32,116,509	7.42467%	9.25000%	80	$14,373,515	7.12723%	9.25000%
13	$45,000,000	6.57926%	9.25000%	47	$31,365,153	7.18342%	9.25000%	81	$14,037,628	7.12557%	9.25000%
14	$45,000,000	6.56135%	9.25000%	48	$30,631,462	7.42107%	9.25000%	82	$13,709,565	7.36139%	9.25000%
15	$45,000,000	7.24409%	9.25000%	49	$29,915,017	7.17994%	9.25000%	83	$13,389,143	7.12228%	9.25000%
16	$45,000,000	6.52434%	9.25000%	50	$29,215,406	7.17821%	9.25000%	84	$13,076,182	7.35800%	9.25000%
17	$45,000,000	6.72205%	9.25000%	51	$28,532,230	7.67140%	9.25000%	85	$12,770,506	7.11900%	9.25000%
18	$45,000,000	6.48565%	9.25000%	52	$27,865,097	7.17474%	9.25000%	86	$12,471,944	7.11737%	9.25000%
19	$45,000,000	6.91583%	9.25000%	53	$27,213,626	7.41211%	9.25000%	87	$12,180,330	7.87814%	9.25000%
20	$45,000,000	6.67784%	9.25000%	54	$26,577,445	7.17128%	9.25000%	88	$11,895,500	7.11412%	9.25000%
21	$45,000,000	6.66262%	9.25000%	55	$25,956,190	7.40854%	9.25000%	89	$11,617,295	7.34958%	9.25000%
22	$45,000,000	6.86864%	9.25000%	56	$25,349,507	7.16783%	9.25000%	90	$11,345,559	7.11088%	9.25000%
23	$45,000,000	6.63118%	9.25000%	57	$24,757,050	7.16611%	9.25000%	91	$11,080,142	7.34624%	9.25000%
24	$45,000,000	6.83543%	9.25000%	58	$24,178,482	7.40320%	9.25000%	92	$10,820,894	7.10766%	9.25000%
25	$45,000,000	6.83743%	9.25000%	59	$23,613,472	7.16267%	9.25000%	93	$10,567,671	7.10605%	9.25000%
26	$45,000,000	6.82631%	9.25000%	60	$23,061,699	7.39965%	9.25000%	94	$10,320,332	7.34127%	9.25000%
27	$45,000,000	7.54512%	9.25000%	61	$22,522,850	7.15924%	9.25000%	95	$10,078,739	7.10286%	9.25000%
28	$45,000,000	6.80335%	9.25000%	62	$21,996,618	7.15753%	9.25000%	96	$9,842,758	7.33798%	9.25000%
29	$45,000,000	7.01789%	9.25000%	63	$21,482,704	7.92252%	9.25000%	97	$9,612,257	7.09968%	9.25000%
30	$45,000,000	6.77941%	9.25000%	64	$20,980,817	7.15411%	9.25000%	98	$9,387,108	7.09810%	9.25000%
31	$45,000,000	7.46138%	9.25000%	65	$20,490,672	7.39083%	9.25000%	99	$9,167,187	7.58594%	9.25000%
32	$45,000,000	7.21914%	9.25000%	66	$20,011,991	7.15071%	9.25000%				
33	$45,000,000	7.21759%	9.25000%	67	$19,544,503	7.38731%	9.25000%				
34	$45,000,000	7.45657%	9.25000%	68	$19,087,943	7.14732%	9.25000%				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-2 Certificates

Period	Class M-2 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-2 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-2 Notional Schedule	Cap Strike	Cap Ceiling
1	N/A	N/A	N/A	35	$35,625,000	7.21448%	9.25000%	69	$14,758,292	7.14563%	9.25000%
2	$35,625,000	6.42057%	9.25000%	36	$35,625,000	7.45336%	9.25000%	70	$14,413,544	7.38207%	9.25000%
3	$35,625,000	6.84052%	9.25000%	37	$35,625,000	7.21138%	9.25000%	71	$14,076,847	7.14225%	9.25000%
4	$35,625,000	6.37740%	9.25000%	38	$35,268,701	7.20466%	9.25000%	72	$13,748,014	7.37859%	9.25000%
5	$35,625,000	6.56699%	9.25000%	39	$30,010,694	7.97228%	9.25000%	73	$13,426,857	7.13889%	9.25000%
6	$35,625,000	6.33238%	9.25000%	40	$29,307,926	7.19665%	9.25000%	74	$13,113,196	7.13721%	9.25000%
7	$35,625,000	6.72466%	9.25000%	41	$28,621,718	7.43368%	9.25000%	75	$12,806,854	7.90006%	9.25000%
8	$35,625,000	6.48819%	9.25000%	42	$27,951,675	7.19214%	9.25000%	76	$12,507,659	7.13387%	9.25000%
9	$35,625,000	6.46819%	9.25000%	43	$27,297,410	7.43007%	9.25000%	77	$12,215,441	7.36995%	9.25000%
10	$35,625,000	6.66261%	9.25000%	44	$26,658,548	7.18865%	9.25000%	78	$11,930,037	7.13054%	9.25000%
11	$35,625,000	6.42663%	9.25000%	45	$26,034,721	7.18690%	9.25000%	79	$11,651,287	7.36651%	9.25000%
12	$35,625,000	6.61849%	9.25000%	46	$25,425,570	7.42467%	9.25000%	80	$11,379,032	7.12723%	9.25000%
13	$35,625,000	6.57926%	9.25000%	47	$24,830,746	7.18342%	9.25000%	81	$11,113,122	7.12557%	9.25000%
14	$35,625,000	6.56135%	9.25000%	48	$24,249,907	7.42107%	9.25000%	82	$10,853,406	7.36139%	9.25000%
15	$35,625,000	7.24409%	9.25000%	49	$23,682,722	7.17994%	9.25000%	83	$10,599,738	7.12228%	9.25000%
16	$35,625,000	6.52434%	9.25000%	50	$23,128,863	7.17821%	9.25000%	84	$10,351,977	7.35800%	9.25000%
17	$35,625,000	6.72205%	9.25000%	51	$22,588,015	7.67140%	9.25000%	85	$10,109,984	7.11900%	9.25000%
18	$35,625,000	6.48565%	9.25000%	52	$22,059,869	7.17474%	9.25000%	86	$9,873,623	7.11737%	9.25000%
19	$35,625,000	6.91583%	9.25000%	53	$21,544,121	7.41211%	9.25000%	87	$9,642,761	7.87814%	9.25000%
20	$35,625,000	6.67784%	9.25000%	54	$21,040,477	7.17128%	9.25000%	88	$9,417,271	7.11412%	9.25000%
21	$35,625,000	6.66262%	9.25000%	55	$20,548,651	7.40854%	9.25000%	89	$9,197,025	7.34958%	9.25000%
22	$35,625,000	6.86864%	9.25000%	56	$20,068,360	7.16783%	9.25000%	90	$8,981,901	7.11088%	9.25000%
23	$35,625,000	6.63118%	9.25000%	57	$19,599,331	7.16611%	9.25000%	91	$8,771,779	7.34624%	9.25000%
24	$35,625,000	6.83543%	9.25000%	58	$19,141,298	7.40320%	9.25000%	92	$8,566,541	7.10766%	9.25000%
25	$35,625,000	6.83743%	9.25000%	59	$18,693,998	7.16267%	9.25000%	93	$8,366,073	7.10605%	9.25000%
26	$35,625,000	6.82631%	9.25000%	60	$18,257,178	7.39965%	9.25000%	94	$8,170,263	7.34127%	9.25000%
27	$35,625,000	7.54512%	9.25000%	61	$17,830,590	7.15924%	9.25000%	95	$7,979,002	7.10286%	9.25000%
28	$35,625,000	6.80335%	9.25000%	62	$17,413,989	7.15753%	9.25000%	96	$7,792,183	7.33798%	9.25000%
29	$35,625,000	7.01789%	9.25000%	63	$17,007,141	7.92252%	9.25000%	97	$7,609,704	7.09968%	9.25000%
30	$35,625,000	6.77941%	9.25000%	64	$16,609,814	7.15411%	9.25000%	98	$7,431,461	7.09810%	9.25000%
31	$35,625,000	7.46138%	9.25000%	65	$16,221,782	7.39083%	9.25000%	99	$7,257,356	7.58594%	9.25000%
32	$35,625,000	7.21914%	9.25000%	66	$15,842,827	7.15071%	9.25000%				
33	$35,625,000	7.21759%	9.25000%	67	$15,472,732	7.38731%	9.25000%				
34	$35,625,000	7.45657%	9.25000%	68	$15,111,289	7.14732%	9.25000%				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-3 Certificates

Period	Class M-3 Notional Schedule	Cap Strike	Cap Ceiling
1	N/A	N/A	N/A
2	$9,375,000	6.42057%	9.25000%
3	$9,375,000	6.84052%	9.25000%
4	$9,375,000	6.37740%	9.25000%
5	$9,375,000	6.56699%	9.25000%
6	$9,375,000	6.33238%	9.25000%
7	$9,375,000	6.72466%	9.25000%
8	$9,375,000	6.48819%	9.25000%
9	$9,375,000	6.46819%	9.25000%
10	$9,375,000	6.66261%	9.25000%
11	$9,375,000	6.42663%	9.25000%
12	$9,375,000	6.61849%	9.25000%
13	$9,375,000	6.57926%	9.25000%
14	$9,375,000	6.56135%	9.25000%
15	$9,375,000	7.24409%	9.25000%
16	$9,375,000	6.52434%	9.25000%
17	$9,375,000	6.72205%	9.25000%
18	$9,375,000	6.48565%	9.25000%
19	$9,375,000	6.91583%	9.25000%
20	$9,375,000	6.67784%	9.25000%
21	$9,375,000	6.66262%	9.25000%
22	$9,375,000	6.86864%	9.25000%
23	$9,375,000	6.63118%	9.25000%
24	$9,375,000	6.83543%	9.25000%
25	$9,375,000	6.83743%	9.25000%
26	$9,375,000	6.82631%	9.25000%
27	$9,375,000	7.54512%	9.25000%
28	$9,375,000	6.80335%	9.25000%
29	$9,375,000	7.01789%	9.25000%
30	$9,375,000	6.77941%	9.25000%
31	$9,375,000	7.46138%	9.25000%
32	$9,375,000	7.21914%	9.25000%
33	$9,375,000	7.21759%	9.25000%
34	$9,375,000	7.45657%	9.25000%
35	$9,375,000	7.21448%	9.25000%
36	$9,375,000	7.45336%	9.25000%
37	$9,375,000	7.21138%	9.25000%
38	$8,086,954	7.20466%	9.25000%
39	$7,897,551	7.97228%	9.25000%
40	$7,712,612	7.19665%	9.25000%
41	$7,532,031	7.43368%	9.25000%
42	$7,355,704	7.19214%	9.25000%
43	$7,183,529	7.43007%	9.25000%
44	$7,015,407	7.18865%	9.25000%
45	$6,851,242	7.18690%	9.25000%
46	$6,690,939	7.42467%	9.25000%
47	$6,534,407	7.18342%	9.25000%
48	$6,381,555	7.42107%	9.25000%
49	$6,232,295	7.17994%	9.25000%
50	$6,086,543	7.17821%	9.25000%
51	$5,944,215	7.67140%	9.25000%
52	$5,805,229	7.17474%	9.25000%
53	$5,669,505	7.41211%	9.25000%
54	$5,536,968	7.17128%	9.25000%
55	$5,407,540	7.40854%	9.25000%
56	$5,281,147	7.16783%	9.25000%
57	$5,157,719	7.16611%	9.25000%
58	$5,037,184	7.40320%	9.25000%
59	$4,919,473	7.16267%	9.25000%
60	$4,804,521	7.39965%	9.25000%
61	$4,692,260	7.15924%	9.25000%
62	$4,582,629	7.15753%	9.25000%
63	$4,475,563	7.92252%	9.25000%
64	$4,371,004	7.15411%	9.25000%
65	$4,268,890	7.39083%	9.25000%
66	$4,169,165	7.15071%	9.25000%
67	$4,071,772	7.38731%	9.25000%
68	$3,976,655	7.14732%	9.25000%
69	$3,883,761	7.14563%	9.25000%
70	$3,793,038	7.38207%	9.25000%
71	$3,704,434	7.14225%	9.25000%
72	$3,617,898	7.37859%	9.25000%
73	$3,533,383	7.13889%	9.25000%
74	$3,450,841	7.13721%	9.25000%
75	$3,370,225	7.90006%	9.25000%
76	$3,291,489	7.13387%	9.25000%
77	$3,214,590	7.36995%	9.25000%
78	$3,139,484	7.13054%	9.25000%
79	$3,066,128	7.36651%	9.25000%
80	$2,994,482	7.12723%	9.25000%
81	$2,924,506	7.12557%	9.25000%
82	$2,856,159	7.36139%	9.25000%
83	$2,789,405	7.12228%	9.25000%
84	$2,724,204	7.35800%	9.25000%
85	$2,660,522	7.11900%	9.25000%
86	$2,598,322	7.11737%	9.25000%
87	$2,537,569	7.87814%	9.25000%
88	$2,478,229	7.11412%	9.25000%
89	$2,420,270	7.34958%	9.25000%
90	$2,363,658	7.11088%	9.25000%
91	$2,308,363	7.34624%	9.25000%
92	$2,254,353	7.10766%	9.25000%
93	$2,201,598	7.10605%	9.25000%
94	$2,150,069	7.34127%	9.25000%
95	$2,099,737	7.10286%	9.25000%
96	$2,050,575	7.33798%	9.25000%
97	$2,002,554	7.09968%	9.25000%
98	$1,955,648	7.09810%	9.25000%
99	$1,909,831	7.58594%	9.25000%

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Yield Maintenance Agreement Schedule and Strike Rates For Class M-4 Certificates

Period	Class M-4 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-4 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-4 Notional Schedule	Cap Strike	Cap Ceiling
1	N/A	N/A	N/A	35	$9,375,000	7.21448%	9.25000%	69	$3,883,761	7.14563%	9.25000%
2	$9,375,000	6.42057%	9.25000%	36	$9,375,000	7.45336%	9.25000%	70	$3,793,038	7.38207%	9.25000%
3	$9,375,000	6.84052%	9.25000%	37	$9,375,000	7.21138%	9.25000%	71	$3,704,434	7.14225%	9.25000%
4	$9,375,000	6.37740%	9.25000%	38	$8,086,954	7.20466%	9.25000%	72	$3,617,898	7.37859%	9.25000%
5	$9,375,000	6.56699%	9.25000%	39	$7,897,551	7.97228%	9.25000%	73	$3,533,383	7.13889%	9.25000%
6	$9,375,000	6.33238%	9.25000%	40	$7,712,612	7.19665%	9.25000%	74	$3,450,841	7.13721%	9.25000%
7	$9,375,000	6.72466%	9.25000%	41	$7,532,031	7.43368%	9.25000%	75	$3,370,225	7.90006%	9.25000%
8	$9,375,000	6.48819%	9.25000%	42	$7,355,704	7.19214%	9.25000%	76	$3,291,489	7.13387%	9.25000%
9	$9,375,000	6.46819%	9.25000%	43	$7,183,529	7.43007%	9.25000%	77	$3,214,590	7.36995%	9.25000%
10	$9,375,000	6.66261%	9.25000%	44	$7,015,407	7.18865%	9.25000%	78	$3,139,484	7.13054%	9.25000%
11	$9,375,000	6.42663%	9.25000%	45	$6,851,242	7.18690%	9.25000%	79	$3,066,128	7.36651%	9.25000%
12	$9,375,000	6.61849%	9.25000%	46	$6,690,939	7.42467%	9.25000%	80	$2,994,482	7.12723%	9.25000%
13	$9,375,000	6.57926%	9.25000%	47	$6,534,407	7.18342%	9.25000%	81	$2,924,506	7.12557%	9.25000%
14	$9,375,000	6.56135%	9.25000%	48	$6,381,555	7.42107%	9.25000%	82	$2,856,159	7.36139%	9.25000%
15	$9,375,000	7.24409%	9.25000%	49	$6,232,295	7.17994%	9.25000%	83	$2,789,405	7.12228%	9.25000%
16	$9,375,000	6.52434%	9.25000%	50	$6,086,543	7.17821%	9.25000%	84	$2,724,204	7.35800%	9.25000%
17	$9,375,000	6.72205%	9.25000%	51	$5,944,215	7.67140%	9.25000%	85	$2,660,522	7.11900%	9.25000%
18	$9,375,000	6.48565%	9.25000%	52	$5,805,229	7.17474%	9.25000%	86	$2,598,322	7.11737%	9.25000%
19	$9,375,000	6.91583%	9.25000%	53	$5,669,505	7.41211%	9.25000%	87	$2,537,569	7.87814%	9.25000%
20	$9,375,000	6.67784%	9.25000%	54	$5,536,968	7.17128%	9.25000%	88	$2,478,229	7.11412%	9.25000%
21	$9,375,000	6.66262%	9.25000%	55	$5,407,540	7.40854%	9.25000%	89	$2,420,270	7.34958%	9.25000%
22	$9,375,000	6.86864%	9.25000%	56	$5,281,147	7.16783%	9.25000%	90	$2,363,658	7.11088%	9.25000%
23	$9,375,000	6.63118%	9.25000%	57	$5,157,719	7.16611%	9.25000%	91	$2,308,363	7.34624%	9.25000%
24	$9,375,000	6.83543%	9.25000%	58	$5,037,184	7.40320%	9.25000%	92	$2,254,353	7.10766%	9.25000%
25	$9,375,000	6.83743%	9.25000%	59	$4,919,473	7.16267%	9.25000%	93	$2,201,598	7.10605%	9.25000%
26	$9,375,000	6.82631%	9.25000%	60	$4,804,521	7.39965%	9.25000%	94	$2,150,069	7.34127%	9.25000%
27	$9,375,000	7.54512%	9.25000%	61	$4,692,260	7.15924%	9.25000%	95	$2,099,737	7.10286%	9.25000%
28	$9,375,000	6.80335%	9.25000%	62	$4,582,629	7.15753%	9.25000%	96	$2,050,575	7.33798%	9.25000%
29	$9,375,000	7.01789%	9.25000%	63	$4,475,563	7.92252%	9.25000%	97	$2,002,554	7.09968%	9.25000%
30	$9,375,000	6.77941%	9.25000%	64	$4,371,004	7.15411%	9.25000%	98	$1,955,648	7.09810%	9.25000%
31	$9,375,000	7.46138%	9.25000%	65	$4,268,890	7.39083%	9.25000%	99	$1,909,831	7.58594%	9.25000%
32	$9,375,000	7.21914%	9.25000%	66	$4,169,165	7.15071%	9.25000%				
33	$9,375,000	7.21759%	9.25000%	67	$4,071,772	7.38731%	9.25000%				
34	$9,375,000	7.45657%	9.25000%	68	$3,976,655	7.14732%	9.25000%				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-5 Certificates

Period	Class M-5 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-5 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-5 Notional Schedule	Cap Strike	Cap Ceiling
1	N/A	N/A	N/A	35	$7,875,000	7.21448%	9.25000%	69	$3,262,359	7.14563%	9.25000%
2	$7,875,000	6.42057%	9.25000%	36	$7,875,000	7.45336%	9.25000%	70	$3,186,152	7.38207%	9.25000%
3	$7,875,000	6.84052%	9.25000%	37	$7,875,000	7.21138%	9.25000%	71	$3,111,724	7.14225%	9.25000%
4	$7,875,000	6.37740%	9.25000%	38	$6,793,042	7.20466%	9.25000%	72	$3,039,035	7.37859%	9.25000%
5	$7,875,000	6.56699%	9.25000%	39	$6,633,943	7.97228%	9.25000%	73	$2,968,042	7.13889%	9.25000%
6	$7,875,000	6.33238%	9.25000%	40	$6,478,594	7.19665%	9.25000%	74	$2,898,707	7.13721%	9.25000%
7	$7,875,000	6.72466%	9.25000%	41	$6,326,906	7.43368%	9.25000%	75	$2,830,989	7.90006%	9.25000%
8	$7,875,000	6.48819%	9.25000%	42	$6,178,791	7.19214%	9.25000%	76	$2,764,851	7.13387%	9.25000%
9	$7,875,000	6.46819%	9.25000%	43	$6,034,164	7.43007%	9.25000%	77	$2,700,255	7.36995%	9.25000%
10	$7,875,000	6.66261%	9.25000%	44	$5,892,942	7.18865%	9.25000%	78	$2,637,166	7.13054%	9.25000%
11	$7,875,000	6.42663%	9.25000%	45	$5,755,044	7.18690%	9.25000%	79	$2,575,548	7.36651%	9.25000%
12	$7,875,000	6.61849%	9.25000%	46	$5,620,389	7.42467%	9.25000%	80	$2,515,365	7.12723%	9.25000%
13	$7,875,000	6.57926%	9.25000%	47	$5,488,902	7.18342%	9.25000%	81	$2,456,585	7.12557%	9.25000%
14	$7,875,000	6.56135%	9.25000%	48	$5,360,506	7.42107%	9.25000%	82	$2,399,174	7.36139%	9.25000%
15	$7,875,000	7.24409%	9.25000%	49	$5,235,128	7.17994%	9.25000%	83	$2,343,100	7.12228%	9.25000%
16	$7,875,000	6.52434%	9.25000%	50	$5,112,696	7.17821%	9.25000%	84	$2,288,332	7.35800%	9.25000%
17	$7,875,000	6.72205%	9.25000%	51	$4,993,140	7.67140%	9.25000%	85	$2,234,839	7.11900%	9.25000%
18	$7,875,000	6.48565%	9.25000%	52	$4,876,392	7.17474%	9.25000%	86	$2,182,590	7.11737%	9.25000%
19	$7,875,000	6.91583%	9.25000%	53	$4,762,385	7.41211%	9.25000%	87	$2,131,558	7.87814%	9.25000%
20	$7,875,000	6.67784%	9.25000%	54	$4,651,053	7.17128%	9.25000%	88	$2,081,712	7.11412%	9.25000%
21	$7,875,000	6.66262%	9.25000%	55	$4,542,333	7.40854%	9.25000%	89	$2,033,027	7.34958%	9.25000%
22	$7,875,000	6.86864%	9.25000%	56	$4,436,164	7.16783%	9.25000%	90	$1,985,473	7.11088%	9.25000%
23	$7,875,000	6.63118%	9.25000%	57	$4,332,484	7.16611%	9.25000%	91	$1,939,025	7.34624%	9.25000%
24	$7,875,000	6.83543%	9.25000%	58	$4,231,234	7.40320%	9.25000%	92	$1,893,656	7.10766%	9.25000%
25	$7,875,000	6.83743%	9.25000%	59	$4,132,358	7.16267%	9.25000%	93	$1,849,342	7.10605%	9.25000%
26	$7,875,000	6.82631%	9.25000%	60	$4,035,797	7.39965%	9.25000%	94	$1,806,058	7.34127%	9.25000%
27	$7,875,000	7.54512%	9.25000%	61	$3,941,499	7.15924%	9.25000%	95	$1,763,779	7.10286%	9.25000%
28	$7,875,000	6.80335%	9.25000%	62	$3,849,408	7.15753%	9.25000%	96	$1,722,483	7.33798%	9.25000%
29	$7,875,000	7.01789%	9.25000%	63	$3,759,473	7.92252%	9.25000%	97	$1,682,145	7.09968%	9.25000%
30	$7,875,000	6.77941%	9.25000%	64	$3,671,643	7.15411%	9.25000%	98	$1,642,744	7.09810%	9.25000%
31	$7,875,000	7.46138%	9.25000%	65	$3,585,868	7.39083%	9.25000%	99	$1,604,258	7.58594%	9.25000%
32	$7,875,000	7.21914%	9.25000%	66	$3,502,098	7.15071%	9.25000%				
33	$7,875,000	7.21759%	9.25000%	67	$3,420,288	7.38731%	9.25000%				
34	$7,875,000	7.45657%	9.25000%	68	$3,340,390	7.14732%	9.25000%				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-6 Certificates

Period	Class M-6 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-6 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-6 Notional Schedule	Cap Strike	Cap Ceiling
1	N/A	N/A	N/A	35	$7,500,000	7.21448%	9.25000%	69	$3,107,009	7.14563%	9.25000%
2	$7,500,000	6.42057%	9.25000%	36	$7,500,000	7.45336%	9.25000%	70	$3,034,430	7.38207%	9.25000%
3	$7,500,000	6.84052%	9.25000%	37	$7,500,000	7.21138%	9.25000%	71	$2,963,547	7.14225%	9.25000%
4	$7,500,000	6.37740%	9.25000%	38	$6,469,563	7.20466%	9.25000%	72	$2,894,319	7.37859%	9.25000%
5	$7,500,000	6.56699%	9.25000%	39	$6,318,041	7.97228%	9.25000%	73	$2,826,707	7.13889%	9.25000%
6	$7,500,000	6.33238%	9.25000%	40	$6,170,090	7.19665%	9.25000%	74	$2,760,673	7.13721%	9.25000%
7	$7,500,000	6.72466%	9.25000%	41	$6,025,625	7.43368%	9.25000%	75	$2,696,180	7.90006%	9.25000%
8	$7,500,000	6.48819%	9.25000%	42	$5,884,563	7.19214%	9.25000%	76	$2,633,191	7.13387%	9.25000%
9	$7,500,000	6.46819%	9.25000%	43	$5,746,823	7.43007%	9.25000%	77	$2,571,672	7.36995%	9.25000%
10	$7,500,000	6.66261%	9.25000%	44	$5,612,326	7.18865%	9.25000%	78	$2,511,587	7.13054%	9.25000%
11	$7,500,000	6.42663%	9.25000%	45	$5,480,994	7.18690%	9.25000%	79	$2,452,902	7.36651%	9.25000%
12	$7,500,000	6.61849%	9.25000%	46	$5,352,752	7.42467%	9.25000%	80	$2,395,586	7.12723%	9.25000%
13	$7,500,000	6.57926%	9.25000%	47	$5,227,525	7.18342%	9.25000%	81	$2,339,605	7.12557%	9.25000%
14	$7,500,000	6.56135%	9.25000%	48	$5,105,244	7.42107%	9.25000%	82	$2,284,928	7.36139%	9.25000%
15	$7,500,000	7.24409%	9.25000%	49	$4,985,836	7.17994%	9.25000%	83	$2,231,524	7.12228%	9.25000%
16	$7,500,000	6.52434%	9.25000%	50	$4,869,234	7.17821%	9.25000%	84	$2,134,282	7.35800%	9.25000%
17	$7,500,000	6.72205%	9.25000%	51	$4,755,372	7.67140%	9.25000%	85	$1,996,728	7.11900%	9.25000%
18	$7,500,000	6.48565%	9.25000%	52	$4,644,183	7.17474%	9.25000%	86	$1,862,375	7.11737%	9.25000%
19	$7,500,000	6.91583%	9.25000%	53	$4,535,604	7.41211%	9.25000%	87	$1,731,149	7.87814%	9.25000%
20	$7,500,000	6.67784%	9.25000%	54	$4,429,574	7.17128%	9.25000%	88	$1,602,975	7.11412%	9.25000%
21	$7,500,000	6.66262%	9.25000%	55	$4,326,032	7.40854%	9.25000%	89	$1,477,783	7.34958%	9.25000%
22	$7,500,000	6.86864%	9.25000%	56	$4,224,918	7.16783%	9.25000%	90	$1,355,502	7.11088%	9.25000%
23	$7,500,000	6.63118%	9.25000%	57	$4,126,175	7.16611%	9.25000%	91	$1,236,064	7.34624%	9.25000%
24	$7,500,000	6.83543%	9.25000%	58	$4,029,747	7.40320%	9.25000%	92	$1,119,402	7.10766%	9.25000%
25	$7,500,000	6.83743%	9.25000%	59	$3,935,579	7.16267%	9.25000%	93	$1,005,452	7.10605%	9.25000%
26	$7,500,000	6.82631%	9.25000%	60	$3,843,617	7.39965%	9.25000%	94	$894,149	7.34127%	9.25000%
27	$7,500,000	7.54512%	9.25000%	61	$3,753,808	7.15924%	9.25000%	95	$785,433	7.10286%	9.25000%
28	$7,500,000	6.80335%	9.25000%	62	$3,666,103	7.15753%	9.25000%	96	$679,241	7.33798%	9.25000%
29	$7,500,000	7.01789%	9.25000%	63	$3,580,451	7.92252%	9.25000%	97	$575,516	7.09968%	9.25000%
30	$7,500,000	6.77941%	9.25000%	64	$3,496,803	7.15411%	9.25000%	98	$474,199	7.09810%	9.25000%
31	$7,500,000	7.46138%	9.25000%	65	$3,415,112	7.39083%	9.25000%	99	$375,234	7.58594%	9.25000%
32	$7,500,000	7.21914%	9.25000%	66	$3,335,332	7.15071%	9.25000%				
33	$7,500,000	7.21759%	9.25000%	67	$3,257,417	7.38731%	9.25000%				
34	$7,500,000	7.45657%	9.25000%	68	$3,181,324	7.14732%	9.25000%				

Effective Net WAC Pass-Through Rate for Class AV-1 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)
1	N/A	N/A	35	7.32%	9.25%	69	7.26%	10.29%
2	6.32%	9.25%	36	7.56%	9.71%	70	7.50%	10.62%
3	6.73%	9.25%	37	7.31%	9.39%	71	7.26%	10.27%
4	6.27%	9.25%	38	7.31%	9.52%	72	7.50%	10.60%
5	6.45%	9.25%	39	8.09%	10.53%	73	7.25%	10.25%
6	6.22%	9.25%	40	7.31%	9.50%	74	7.25%	10.24%
7	6.65%	9.25%	41	7.55%	9.81%	75	8.03%	11.33%
8	6.41%	9.25%	42	7.30%	9.89%	76	7.25%	10.22%
9	6.39%	9.25%	43	7.55%	10.22%	77	7.49%	10.55%
10	6.57%	9.25%	44	7.30%	10.02%	78	7.25%	10.20%
11	6.34%	9.25%	45	7.30%	10.01%	79	7.49%	10.53%
12	6.52%	9.25%	46	7.54%	10.33%	80	7.24%	10.18%
13	6.52%	9.25%	47	7.30%	9.99%	81	7.24%	10.17%
14	6.50%	9.25%	48	7.54%	10.72%	82	7.48%	10.50%
15	7.17%	9.25%	49	7.29%	10.37%	83	7.24%	10.15%
16	6.46%	9.25%	50	7.29%	10.49%	84	7.48%	10.48%
17	6.65%	9.25%	51	7.79%	11.21%	85	7.23%	10.13%
18	6.41%	9.25%	52	7.29%	10.47%	86	7.23%	10.12%
19	6.89%	9.25%	53	7.53%	10.81%	87	8.01%	11.19%
20	6.65%	9.25%	54	7.28%	10.45%	88	7.23%	10.10%
21	6.63%	9.25%	55	7.53%	10.79%	89	7.47%	10.42%
22	6.83%	9.25%	56	7.28%	10.43%	90	7.23%	10.08%
23	6.59%	9.25%	57	7.28%	10.42%	91	7.47%	10.40%
24	6.79%	9.25%	58	7.52%	10.75%	92	7.22%	10.06%
25	6.85%	9.25%	59	7.28%	10.40%	93	7.22%	10.05%
26	6.83%	9.25%	60	7.52%	10.73%	94	7.46%	10.37%
27	7.55%	9.25%	61	7.27%	10.38%	95	7.22%	10.03%
28	6.81%	9.25%	62	7.27%	10.37%	96	7.46%	10.35%
29	7.02%	9.25%	63	8.05%	11.46%	97	7.22%	10.01%
30	6.78%	9.25%	64	7.27%	10.34%	98	7.21%	10.00%
31	7.57%	9.25%	65	7.51%	10.68%	99	7.71%	10.68%
32	7.32%	9.25%	66	7.26%	10.32%			
33	7.32%	9.25%	67	7.51%	10.66%			
34	7.56%	9.29%	68	7.26%	10.30%			

(1) Asssumes a Trustee Fee rate of 0.0032% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.24% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Pass-Through Rate for Class AV-2 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	N/A	N/A	35	6.92%	9.25%	69	6.86%	9.87%
2	7.01%	9.25%	36	7.15%	9.30%	70	7.08%	10.19%
3	7.48%	9.25%	37	6.92%	9.25%	71	6.85%	9.85%
4	7.00%	9.25%	38	6.92%	9.25%	72	7.08%	10.17%
5	7.22%	9.25%	39	7.66%	10.09%	73	6.85%	9.83%
6	6.99%	9.25%	40	6.91%	9.11%	74	6.85%	9.82%
7	7.22%	9.25%	41	7.14%	9.40%	75	7.58%	10.86%
8	6.98%	9.25%	42	6.91%	9.50%	76	6.84%	9.80%
9	6.98%	9.25%	43	7.14%	9.81%	77	7.07%	10.11%
10	7.21%	9.25%	44	6.91%	9.62%	78	6.84%	9.77%
11	6.97%	9.25%	45	6.90%	9.61%	79	7.07%	10.09%
12	7.20%	9.25%	46	7.13%	9.92%	80	6.84%	9.75%
13	6.97%	9.25%	47	6.90%	9.59%	81	6.83%	9.74%
14	6.96%	9.25%	48	7.13%	10.31%	82	7.06%	10.05%
15	7.71%	9.25%	49	6.90%	9.97%	83	6.83%	9.72%
16	6.96%	9.25%	50	6.89%	10.09%	84	7.05%	10.03%
17	7.19%	9.25%	51	7.37%	10.77%	85	6.83%	9.69%
18	6.96%	9.25%	52	6.89%	10.07%	86	6.82%	9.68%
19	7.19%	9.25%	53	7.12%	10.39%	87	7.55%	10.71%
20	6.95%	9.25%	54	6.89%	10.05%	88	6.82%	9.66%
21	6.95%	9.25%	55	7.11%	10.37%	89	7.04%	9.97%
22	7.18%	9.25%	56	6.88%	10.02%	90	6.82%	9.64%
23	6.95%	9.25%	57	6.88%	10.01%	91	7.04%	9.95%
24	7.18%	9.25%	58	7.11%	10.33%	92	6.81%	9.62%
25	6.94%	9.25%	59	6.88%	9.99%	93	6.81%	9.61%
26	6.94%	9.25%	60	7.10%	10.31%	94	7.03%	9.91%
27	7.68%	9.25%	61	6.87%	9.97%	95	6.81%	9.58%
28	6.94%	9.25%	62	6.87%	9.95%	96	7.03%	9.89%
29	7.17%	9.25%	63	7.60%	11.01%	97	6.80%	9.56%
30	6.93%	9.25%	64	6.87%	9.93%	98	6.80%	9.55%
31	7.16%	9.25%	65	7.09%	10.25%	99	7.27%	10.20%
32	6.93%	9.25%	66	6.86%	9.91%			
33	6.93%	9.25%	67	7.09%	10.23%			
34	7.16%	9.25%	68	6.86%	9.89%			

(1) Assumes a Trustee Fee rate of 0.0032% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.24% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Pass-Through Rate for Class M-1 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)		Period	NWC (2) (%)	NWC (3,4) (%)		Period	NWC (2) (%)	NWC (3,4) (%)
1	N/A	N/A		35	7.21%	10.80%		69	7.15%	11.97%
2	6.42%	9.25%		36	7.45%	11.25%		70	7.38%	12.06%
3	6.84%	9.25%		37	7.21%	11.18%		71	7.14%	11.95%
4	6.38%	9.25%		38	7.20%	11.29%		72	7.38%	12.04%
5	6.57%	9.25%		39	7.97%	11.49%		73	7.14%	11.93%
6	6.33%	9.25%		40	7.20%	11.26%		74	7.14%	11.93%
7	6.72%	9.25%		41	7.43%	11.31%		75	7.90%	12.21%
8	6.49%	9.25%		42	7.19%	11.61%		76	7.13%	11.91%
9	6.47%	9.25%		43	7.43%	11.68%		77	7.37%	11.99%
10	6.66%	9.25%		44	7.19%	11.72%		78	7.13%	11.89%
11	6.43%	9.25%		45	7.19%	11.71%		79	7.37%	11.97%
12	6.62%	9.25%		46	7.42%	11.79%		80	7.13%	11.87%
13	6.58%	9.25%		47	7.18%	11.70%		81	7.13%	11.86%
14	6.56%	9.25%		48	7.42%	12.14%		82	7.36%	11.94%
15	7.24%	9.25%		49	7.18%	12.04%		83	7.12%	11.84%
16	6.52%	9.25%		50	7.18%	12.16%		84	7.36%	11.92%
17	6.72%	9.25%		51	7.67%	12.35%		85	7.12%	11.82%
18	6.49%	9.25%		52	7.17%	12.14%		86	7.12%	11.81%
19	6.92%	9.25%		53	7.41%	12.22%		87	7.88%	12.09%
20	6.68%	9.25%		54	7.17%	12.12%		88	7.11%	11.80%
21	6.66%	9.25%		55	7.41%	12.20%		89	7.35%	11.88%
22	6.87%	9.25%		56	7.17%	12.10%		90	7.11%	11.78%
23	6.63%	9.25%		57	7.17%	12.09%		91	7.35%	11.86%
24	6.84%	10.07%		58	7.40%	12.17%		92	7.11%	11.76%
25	6.84%	10.04%		59	7.16%	12.07%		93	7.11%	11.75%
26	6.83%	10.31%		60	7.40%	12.15%		94	7.34%	11.83%
27	7.55%	10.42%		61	7.16%	12.05%		95	7.10%	11.73%
28	6.80%	10.31%		62	7.16%	12.04%		96	7.34%	11.81%
29	7.02%	10.34%		63	7.92%	12.34%		97	7.10%	11.71%
30	6.78%	10.69%		64	7.15%	12.02%		98	7.10%	11.71%
31	7.46%	10.73%		65	7.39%	12.11%		99	7.59%	11.88%
32	7.22%	10.82%		66	7.15%	12.00%				
33	7.22%	10.81%		67	7.39%	12.09%				
34	7.46%	10.86%		68	7.15%	11.98%				

(1) Assumes a Trustee Fee rate of 0.0032% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.24% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Pass-Through Rate for Class M-2 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	N/A	N/A	35	7.21%	10.80%	69	7.15%	11.97%
2	6.42%	9.25%	36	7.45%	11.25%	70	7.38%	12.06%
3	6.84%	9.25%	37	7.21%	11.18%	71	7.14%	11.95%
4	6.38%	9.25%	38	7.20%	11.29%	72	7.38%	12.04%
5	6.57%	9.25%	39	7.97%	11.49%	73	7.14%	11.93%
6	6.33%	9.25%	40	7.20%	11.25%	74	7.14%	11.93%
7	6.72%	9.25%	41	7.43%	11.31%	75	7.90%	12.21%
8	6.49%	9.25%	42	7.19%	11.61%	76	7.13%	11.91%
9	6.47%	9.25%	43	7.43%	11.68%	77	7.37%	11.99%
10	6.66%	9.25%	44	7.19%	11.72%	78	7.13%	11.89%
11	6.43%	9.25%	45	7.19%	11.71%	79	7.37%	11.97%
12	6.62%	9.25%	46	7.42%	11.79%	80	7.13%	11.87%
13	6.58%	9.25%	47	7.18%	11.70%	81	7.13%	11.86%
14	6.56%	9.25%	48	7.42%	12.14%	82	7.36%	11.94%
15	7.24%	9.25%	49	7.18%	12.04%	83	7.12%	11.84%
16	6.52%	9.25%	50	7.18%	12.16%	84	7.36%	11.92%
17	6.72%	9.25%	51	7.67%	12.35%	85	7.12%	11.82%
18	6.49%	9.25%	52	7.17%	12.14%	86	7.12%	11.81%
19	6.92%	9.25%	53	7.41%	12.22%	87	7.88%	12.09%
20	6.68%	9.25%	54	7.17%	12.12%	88	7.11%	11.80%
21	6.66%	9.25%	55	7.41%	12.20%	89	7.35%	11.88%
22	6.87%	9.25%	56	7.17%	12.10%	90	7.11%	11.78%
23	6.63%	9.25%	57	7.17%	12.09%	91	7.35%	11.86%
24	6.84%	10.07%	58	7.40%	12.17%	92	7.11%	11.76%
25	6.84%	10.04%	59	7.16%	12.07%	93	7.11%	11.75%
26	6.83%	10.31%	60	7.40%	12.15%	94	7.34%	11.83%
27	7.55%	10.42%	61	7.16%	12.05%	95	7.10%	11.73%
28	6.80%	10.31%	62	7.16%	12.04%	96	7.34%	11.81%
29	7.02%	10.34%	63	7.92%	12.34%	97	7.10%	11.71%
30	6.78%	10.69%	64	7.15%	12.02%	98	7.10%	11.71%
31	7.46%	10.73%	65	7.39%	12.11%	99	7.59%	11.88%
32	7.22%	10.82%	66	7.15%	12.00%			
33	7.22%	10.81%	67	7.39%	12.09%			
34	7.46%	10.86%	68	7.15%	11.98%			

(5) Assumes a Trustee Fee rate of 0.0032% per annum.

(6) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.24% respectively and the cashflows are run to the Optional Termination at the pricing speed.

(7) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(8) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Pass-Through Rate for Class M-3 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)
1	N/A	N/A	35	7.21%	10.80%	69	7.15%	11.97%
2	6.42%	9.25%	36	7.45%	11.25%	70	7.38%	12.06%
3	6.84%	9.25%	37	7.21%	11.18%	71	7.14%	11.95%
4	6.38%	9.25%	38	7.20%	11.28%	72	7.38%	12.04%
5	6.57%	9.25%	39	7.97%	11.49%	73	7.14%	11.93%
6	6.33%	9.25%	40	7.20%	11.25%	74	7.14%	11.93%
7	6.72%	9.25%	41	7.43%	11.31%	75	7.90%	12.21%
8	6.49%	9.25%	42	7.19%	11.61%	76	7.13%	11.91%
9	6.47%	9.25%	43	7.43%	11.68%	77	7.37%	11.99%
10	6.66%	9.25%	44	7.19%	11.72%	78	7.13%	11.89%
11	6.43%	9.25%	45	7.19%	11.71%	79	7.37%	11.97%
12	6.62%	9.25%	46	7.42%	11.79%	80	7.13%	11.87%
13	6.58%	9.25%	47	7.18%	11.70%	81	7.13%	11.86%
14	6.56%	9.25%	48	7.42%	12.14%	82	7.36%	11.94%
15	7.24%	9.25%	49	7.18%	12.04%	83	7.12%	11.84%
16	6.52%	9.25%	50	7.18%	12.16%	84	7.36%	11.92%
17	6.72%	9.25%	51	7.67%	12.35%	85	7.12%	11.82%
18	6.49%	9.25%	52	7.17%	12.14%	86	7.12%	11.81%
19	6.92%	9.25%	53	7.41%	12.22%	87	7.88%	12.09%
20	6.68%	9.25%	54	7.17%	12.12%	88	7.11%	11.80%
21	6.66%	9.25%	55	7.41%	12.20%	89	7.35%	11.88%
22	6.87%	9.25%	56	7.17%	12.10%	90	7.11%	11.78%
23	6.63%	9.25%	57	7.17%	12.09%	91	7.35%	11.86%
24	6.84%	10.07%	58	7.40%	12.17%	92	7.11%	11.76%
25	6.84%	10.04%	59	7.16%	12.07%	93	7.11%	11.75%
26	6.83%	10.31%	60	7.40%	12.15%	94	7.34%	11.83%
27	7.55%	10.42%	61	7.16%	12.05%	95	7.10%	11.73%
28	6.80%	10.31%	62	7.16%	12.04%	96	7.34%	11.81%
29	7.02%	10.34%	63	7.92%	12.34%	97	7.10%	11.71%
30	6.78%	10.69%	64	7.15%	12.02%	98	7.10%	11.71%
31	7.46%	10.73%	65	7.39%	12.11%	99	7.59%	11.88%
32	7.22%	10.82%	66	7.15%	12.00%			
33	7.22%	10.81%	67	7.39%	12.09%			
34	7.46%	10.86%	68	7.15%	11.98%			

(9) Assumes a Trustee Fee rate of 0.0032% per annum.
(10) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.24% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(11) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(12) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Pass-Through Rate for Class M-4 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)
1	N/A	N/A	35	7.21%	10.80%	69	7.15%	11.97%
2	6.42%	9.25%	36	7.45%	11.25%	70	7.38%	12.06%
3	6.84%	9.25%	37	7.21%	11.18%	71	7.14%	11.95%
4	6.38%	9.25%	38	7.20%	11.28%	72	7.38%	12.04%
5	6.57%	9.25%	39	7.97%	11.49%	73	7.14%	11.93%
6	6.33%	9.25%	40	7.20%	11.25%	74	7.14%	11.93%
7	6.72%	9.25%	41	7.43%	11.31%	75	7.90%	12.21%
8	6.49%	9.25%	42	7.19%	11.61%	76	7.13%	11.91%
9	6.47%	9.25%	43	7.43%	11.68%	77	7.37%	11.99%
10	6.66%	9.25%	44	7.19%	11.72%	78	7.13%	11.89%
11	6.43%	9.25%	45	7.19%	11.71%	79	7.37%	11.97%
12	6.62%	9.25%	46	7.42%	11.79%	80	7.13%	11.87%
13	6.58%	9.25%	47	7.18%	11.70%	81	7.13%	11.86%
14	6.56%	9.25%	48	7.42%	12.14%	82	7.36%	11.94%
15	7.24%	9.25%	49	7.18%	12.04%	83	7.12%	11.84%
16	6.52%	9.25%	50	7.18%	12.16%	84	7.36%	11.92%
17	6.72%	9.25%	51	7.67%	12.35%	85	7.12%	11.82%
18	6.49%	9.25%	52	7.17%	12.14%	86	7.12%	11.81%
19	6.92%	9.25%	53	7.41%	12.22%	87	7.88%	12.09%
20	6.68%	9.25%	54	7.17%	12.12%	88	7.11%	11.80%
21	6.66%	9.25%	55	7.41%	12.20%	89	7.35%	11.88%
22	6.87%	9.25%	56	7.17%	12.10%	90	7.11%	11.78%
23	6.63%	9.25%	57	7.17%	12.09%	91	7.35%	11.86%
24	6.84%	10.07%	58	7.40%	12.17%	92	7.11%	11.76%
25	6.84%	10.04%	59	7.16%	12.07%	93	7.11%	11.75%
26	6.83%	10.31%	60	7.40%	12.15%	94	7.34%	11.83%
27	7.55%	10.42%	61	7.16%	12.05%	95	7.10%	11.73%
28	6.80%	10.31%	62	7.16%	12.04%	96	7.34%	11.81%
29	7.02%	10.34%	63	7.92%	12.34%	97	7.10%	11.71%
30	6.78%	10.69%	64	7.15%	12.02%	98	7.10%	11.71%
31	7.46%	10.73%	65	7.39%	12.11%	99	7.59%	11.88%
32	7.22%	10.82%	66	7.15%	12.00%			
33	7.22%	10.81%	67	7.39%	12.09%			
34	7.46%	10.86%	68	7.15%	11.98%			

(13) Assumes a Trustee Fee rate of 0.0032% per annum.
(14) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.24% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(15) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(16) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Pass-Through Rate for Class M-5 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	N/A	N/A	35	7.21%	10.80%	69	7.15%	11.97%
2	6.42%	9.25%	36	7.45%	11.25%	70	7.38%	12.06%
3	6.84%	9.25%	37	7.21%	11.18%	71	7.14%	11.95%
4	6.38%	9.25%	38	7.20%	11.28%	72	7.38%	12.04%
5	6.57%	9.25%	39	7.97%	11.49%	73	7.14%	11.93%
6	6.33%	9.25%	40	7.20%	11.25%	74	7.14%	11.93%
7	6.72%	9.25%	41	7.43%	11.31%	75	7.90%	12.21%
8	6.49%	9.25%	42	7.19%	11.61%	76	7.13%	11.91%
9	6.47%	9.25%	43	7.43%	11.68%	77	7.37%	11.99%
10	6.66%	9.25%	44	7.19%	11.72%	78	7.13%	11.89%
11	6.43%	9.25%	45	7.19%	11.71%	79	7.37%	11.97%
12	6.62%	9.25%	46	7.42%	11.79%	80	7.13%	11.87%
13	6.58%	9.25%	47	7.18%	11.70%	81	7.13%	11.86%
14	6.56%	9.25%	48	7.42%	12.14%	82	7.36%	11.94%
15	7.24%	9.25%	49	7.18%	12.04%	83	7.12%	11.84%
16	6.52%	9.25%	50	7.18%	12.16%	84	7.36%	11.92%
17	6.72%	9.25%	51	7.67%	12.35%	85	7.12%	11.82%
18	6.49%	9.25%	52	7.17%	12.14%	86	7.12%	11.81%
19	6.92%	9.25%	53	7.41%	12.22%	87	7.88%	12.09%
20	6.68%	9.25%	54	7.17%	12.12%	88	7.11%	11.80%
21	6.66%	9.25%	55	7.41%	12.20%	89	7.35%	11.88%
22	6.87%	9.25%	56	7.17%	12.10%	90	7.11%	11.78%
23	6.63%	9.25%	57	7.17%	12.09%	91	7.35%	11.86%
24	6.84%	10.07%	58	7.40%	12.17%	92	7.11%	11.76%
25	6.84%	10.04%	59	7.16%	12.07%	93	7.11%	11.75%
26	6.83%	10.31%	60	7.40%	12.15%	94	7.34%	11.83%
27	7.55%	10.42%	61	7.16%	12.05%	95	7.10%	11.73%
28	6.80%	10.31%	62	7.16%	12.04%	96	7.34%	11.81%
29	7.02%	10.34%	63	7.92%	12.34%	97	7.10%	11.71%
30	6.78%	10.69%	64	7.15%	12.02%	98	7.10%	11.71%
31	7.46%	10.73%	65	7.39%	12.11%	99	7.59%	11.88%
32	7.22%	10.82%	66	7.15%	12.00%			
33	7.22%	10.81%	67	7.39%	12.09%			
34	7.46%	10.86%	68	7.15%	11.98%			

(1) Assumes a Trustee Fee rate of 0.0032% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.24% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Pass-Through Rate for Class M-6 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)
1	N/A	N/A	35	7.21%	10.80%	69	7.15%	11.97%
2	6.42%	9.25%	36	7.45%	11.25%	70	7.38%	12.06%
3	6.84%	9.25%	37	7.21%	11.18%	71	7.14%	11.95%
4	6.38%	9.25%	38	7.20%	11.28%	72	7.38%	12.04%
5	6.57%	9.25%	39	7.97%	11.49%	73	7.14%	11.93%
6	6.33%	9.25%	40	7.20%	11.25%	74	7.14%	11.93%
7	6.72%	9.25%	41	7.43%	11.31%	75	7.90%	12.21%
8	6.49%	9.25%	42	7.19%	11.61%	76	7.13%	11.91%
9	6.47%	9.25%	43	7.43%	11.68%	77	7.37%	11.99%
10	6.66%	9.25%	44	7.19%	11.72%	78	7.13%	11.89%
11	6.43%	9.25%	45	7.19%	11.71%	79	7.37%	11.97%
12	6.62%	9.25%	46	7.42%	11.79%	80	7.13%	11.87%
13	6.58%	9.25%	47	7.18%	11.70%	81	7.13%	11.86%
14	6.56%	9.25%	48	7.42%	12.14%	82	7.36%	11.94%
15	7.24%	9.25%	49	7.18%	12.04%	83	7.12%	11.84%
16	6.52%	9.25%	50	7.18%	12.16%	84	7.36%	11.88%
17	6.72%	9.25%	51	7.67%	12.35%	85	7.12%	11.77%
18	6.49%	9.25%	52	7.17%	12.14%	86	7.12%	11.75%
19	6.92%	9.25%	53	7.41%	12.22%	87	7.88%	12.05%
20	6.68%	9.25%	54	7.17%	12.12%	88	7.11%	11.72%
21	6.66%	9.25%	55	7.41%	12.20%	89	7.35%	11.80%
22	6.87%	9.25%	56	7.17%	12.10%	90	7.11%	11.69%
23	6.63%	9.25%	57	7.17%	12.09%	91	7.35%	11.77%
24	6.84%	10.07%	58	7.40%	12.17%	92	7.11%	11.65%
25	6.84%	10.04%	59	7.16%	12.07%	93	7.11%	11.62%
26	6.83%	10.31%	60	7.40%	12.15%	94	7.34%	11.70%
27	7.55%	10.42%	61	7.16%	12.05%	95	7.10%	11.57%
28	6.80%	10.31%	62	7.16%	12.04%	96	7.34%	11.64%
29	7.02%	10.34%	63	7.92%	12.34%	97	7.10%	11.49%
30	6.78%	10.69%	64	7.15%	12.02%	98	7.10%	11.44%
31	7.46%	10.73%	65	7.39%	12.11%	99	7.59%	11.62%
32	7.22%	10.82%	66	7.15%	12.00%			
33	7.22%	10.81%	67	7.39%	12.09%			
34	7.46%	10.86%	68	7.15%	11.98%			

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.0032% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.24% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Contacts

Rating Agencies

Taruna Reddy– Moody's	Tel: (212) 553-3605 taruna.reddy@moodys.com
Quincy Tang – Fitch	Tel: (212) 908-0693 quincy.tang@fitchratings.com
Linda Wu – S&P	Tel: (212) 438-1567 linda_wu@standardandpoors.com
Chris Deasy – S&P	Tel: (212) 438-2405 Chris_Deasy@standardandpoors.com